
T 59
CHICKEN O'TENDERS
HAND-TRIMMED STEAKS
15
SUNDAY BRUNCH
FEED THE SOUL 13
NEVER EMP GLA
HAPPY HOURS AHEAD 30
2KM 3KM
COMFORTABLE CONVERSATION
3M
SIGNATURE SALADS
SPON CELE

AT THE CORNER OF GOOD FOOD AND GOOD TIMES.

Year 2001 / Annual Rep... Shareholders

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	2001 (1)	2000 (1)	Change
For the year:			
Revenues	$ 444,931	$ 377,262	18%
Restaurant operating income (2)	$ 97,016	$ 84,373	15%
Income from operations	$ 33,698	$ 37,207	(9)%
Net earnings (pro forma)	$ 21,335 (3)	$ 19,360	10%
Diluted earnings per share (pro forma)	$ 1.13 (3)	$ 1.17	(3)%
Weighted average shares outstanding-diluted	18,873	16,525	14%
At year end:			
Total assets	$ 383,430	$ 311,018	23%
Long-term debt and capitalized lease obligations, net	$ 114,005	$ 114,670	(1)%
Shareholders' equity	$ 204,202	$ 143,490	42%



Revenues ($ in millions)
01
00
99
98
97
444.9
377.3
302.2
246.0
200.4



Net Earnings ($ in millions)
01
00
99
98
97
21.3 (3)
19.4
16.1 (4)
12.9
8.8



Diluted Earnings Per Share
01
00
99
98
97
$1.13 (3)
$1.17
$0.97 (4)
$0.79
$0.66

(1) Fiscal year 2001 was comprised of 52 weeks and fiscal year 2000 was comprised of 53 weeks.

(2) Reflects restaurant sales less cost of restaurant sales. While restaurant operating income is a non-GAAP measurement, we believe it is a relevant and useful metric in discussing our operating results.

(3) 2001 earnings and earnings per share exclude a $5.8 million pre-tax charge for asset impairment and exit costs.

(4) 1999 earnings and earnings per share exclude a $1.3 million after-tax charge in connection with a change in accounting principle. (See Note 1 in Notes to the Financial Statements.)


At O'Charley's,
we are dedicated to "Serving up the Promise."
Our promise is to create a friendly warm environment, provide fast food and service,
present a clean professional appearance, and have the knowledge needed to
give you the best dining experience possible.
COMFORTABLE CONVERSATION
SIGNATURE SALADS
SPONTANEOUS CELEBRATION



SUNDAY BRUNCH
15
3/4 Km. FRESHLY BAKED ROLLS
COMFORTABLE CONVERSATION
2KM
3KM
SIGNATURE SALADS
3M
SPONTANEOUS CELEBRATION

The legacy of the O'Charley's concept is stronger than ever due to the resiliency of the O'Charley's brand and the determination of the many individuals whose daily promise to excellence defines our operating philosophies and guiding values.

Gregory L. Burns
Chairman and Chief Executive Officer

Steven J. Hislop
President and Chief Operating Officer

LETTER TO SHAREHOLDERS

ONE of the true tests of a company is how it responds to adversity and challenges. While 2001 tested us both as a company and a nation, the legacy of the O'Charley's concept is stronger than ever due to the resiliency of the O'Charley's brand and the determination of the many individuals whose daily promise to excellence defines our operating philosophies and guiding values.

The issues our country confronted in 2001 – namely a slowing economy, mounting job losses, the tragic events of September 11 and the decrease in consumer confidence – have been well documented during the year. Given that these challenges were an obstacle for most sectors of the economy this year, we believe it is important to understand how our response to this operating environment led to an improvement during the latter part of the year and positioned us for continued growth in 2002.

Revenues for the 52 weeks ended December 30, 2001, increased 17.9% to $444.9 million from $377.3 million for the 53 weeks ended December 31, 2000. Same store sales for the year increased 2.1%, continuing 11 consecutive years of same store sales increases. This strong sales performance was the result of a strategic decision to increase advertising and promote lower-priced entrees in order to maintain market share, increase customer traffic and ensure that our guests continued to receive a valuable dining experience that exceeded their expectations. While others may have elected to cut back on staffing and food quality, we decided to protect and cultivate the O'Charley's brand by offering higher levels of service while providing the same great food and atmosphere. Evidence of our success is reflected in the fact that we were able to maintain positive customer counts in 2001.

Clearly, this strategic response was the right long-term approach but, together with the adverse macroeconomic factors, resulted in earnings improvement in 2001 below our historical averages and a decrease in earnings per share. Pro forma earnings, representing earnings before asset impairment and exit costs, increased 10.2% to $21.3 million, or $1.13 per diluted share, in 2001 from earnings of $19.4 million, or $1.17 per diluted share, for the prior-year period. Net earnings for 2001 were $17.6 million, or $0.93 per diluted share. Consumers' desire for lower-priced items coupled with increased operating costs due to higher commodity and utility costs resulted in our first decline in restaurant operating margin in 10 years to 22.0% in 2001 compared with 22.6% in 2000.

O'Charley's was one of the first companies to report the sudden downturn in the economy in April 2001 when we began to experience a decrease in our check average. Since that time, both economists and the government have confirmed that this slowdown was in fact the beginning of a recession. During this same period, we implemented a new menu that had been previously scheduled and tested extensively. The menu included a number of new items, and we introduced the tagline "At the Corner of Good Food and Good Times." We continue to be pleased with the execution of the new menu and the positive feedback we receive from our customers.

In May 2001, as a result of a decrease in consumer spending habits, we implemented a value-oriented menu promotion to complement the new menu and highlight our lower-priced items. We also shifted our advertising campaign to highlight the diversity and value of our menu. We continued with this promotion through the end of the year and, for the first time ever, ran television advertising during the fourth quarter. Although the added costs of extending our advertising campaign and lower-priced menu promotion had an impact on our results, we were able to increase customer traffic and bring the check average back to previous levels.

Sales trends improved during the fourth quarter with same store sales consistently above plan throughout much of the quarter. We also experienced a moderation in food and utility costs. Another indication of the improvement at the end of the year was the record amount of gift cards sold during the fourth quarter – a 28% increase over the prior year.

Although we are pleased with the results of our proactive marketing efforts and the commitment of our people to continue to exceed customer expectations during the year, there were other notable achievements that have positioned us for long-term growth.

O'Charley's successfully opened a total of 24 restaurants in 2001, most of which are within existing markets with one new market in Richmond, Virginia. We want to thank our real estate and construction departments for the job they have done in selecting sites and building great restaurants, and our training and opening teams for their hard work and travels during the year. We have a very good expansion plan in place for 2002 with a total of 18 to 22 O'Charley's restaurants expected to open. The store development plan for 2002 reflects the continued, proven and successful 'Town and Country' approach of entering select metropolitan markets and backfilling in surrounding areas. While most of the expansion will occur in existing markets, O'Charley's will enter one new metropolitan market – Jacksonville, Florida.

Due to the difficult economic environment encountered during the year, we performed a comprehensive review of the past and the expected future performance of all of our stores. As a result, we incurred an after-tax charge of approximately $3.8 million, or $0.20 per diluted share, in the third quarter related to the closing of five stores over the next 12 months. We have closed a total of three restaurants and will close two later in 2002.

The strength of the O'Charley's concept received several national mentions, namely in recognition of the Company's long track record of growth and operational performance. For the second year in a row, O'Charley's was named one of *Forbes'* 200 Best Small Companies in America, climbing to the 163rd spot from 180th a year ago. In *Nation's Restaurant News'* survey of the top 100 restaurant chains, O'Charley's ranked 7th in systemwide sales growth; 10th in U.S. revenue growth rate; 13th in sales per unit; and 5th in growth in total number of units.


TENDERS
HAND-TRIMMED
STEAKS
15
SUNDAY
BRUNCH
3/4 Km.
FRESHLY
We're more than a restaurant.
We're friends meeting after work. Families gathering to celebrate birthdays. You might see a business lunch. Or a Sunday brunch. So meet us at O'Charley's. We're easy to find — at the corner of good food and good times.


STEAKS
15 SUNDAY BRUNCH
3/4 Km. FRESHLY BAKED ROLLS
2KM 3KM COMFORTABLE CONVERSATION
3M SIGNATURE SALADS
SPONTANEOUS CELEBRATION
Our commissary is a distinct competitive advantage. During 2001, 76 million homemade yeast rolls were baked, 3,125 gallons of salad dressing were prepared each day, and 2.4 million customers were served our signature prime rib — all were processed through our commissary.

In the second quarter of 2001, we opened our first new Stoney River Legendary Steaks restaurant in Chicago and subsequently opened our second Chicago location in the first quarter of 2002, bringing the total number of Stoney River locations to four. While we are pleased with the operational progress achieved to date with this concept, the slowing economy that affected traffic at higher-end steakhouses nationwide during 2001 has likewise had an impact on Stoney River. Together with these lower sales, the continued development of Stoney River cost us approximately $0.08 per share in 2001. With both new stores operational, we expect significant improvement from Stoney River in 2002. We are optimistic about the future growth of this concept and believe it will complement the growth in our O'Charley's concept. The 16-store goal we set for Stoney River during the first five years is realistic, but will be achieved only through measured and controlled growth.

We also continued to improve our balance sheet in 2001. In April, we raised approximately $42 million through an offering of 2.3 million shares of our common stock. Combined with the extension of our $135 million credit facility until October 2006, we believe we have secured a strong financial foundation to continue the growth of O'Charley's. In the interest of full disclosure, we would also like to note that we currently do not have any synthetic leases in effect.

During 2001, we performed a detailed study on franchising the O'Charley's concept. Based upon the favorable results of this study, we have been working diligently on completing the necessary legal and regulatory requirements in addition to enhancing our infrastructure for support services. Zeb Hastings, former head of franchise development at Friendly Ice Cream Corp., joined us to lead the franchising program as our director of franchising. Although no franchising revenues are currently projected in 2002, we have already begun marketing to prospective franchisees.

We believe O'Charley's is a 700-unit concept. While we believe company-owned restaurants will always account for the majority of our locations, we expect franchising to play an important role in our becoming one of the largest and most profitable restaurant operators in the country. We believe O'Charley's has established a unique niche in the casual dining sector with its value proposition. Our priority will always remain running a great concept.

O'Charley's recently held its eleventh company-wide convention where we celebrated those individuals who achieved superior results and initiatives even in a difficult year. Attendees at this year's convention included 35 of our top performing general managers, all of our area supervisors, district directors, and regional directors, along with many of our support team members and vendor partners that assist us daily.

We also recognized Mike Watts, our Driver of the Year, for exemplifying the outstanding performance and safety record that is standard among our commissary drivers and support staff; and Jeff Gilbert, kitchen manager of our Woodstock, Georgia, store, who led his team in winning the O'Charley's 2001 Kitchen Olympics. The annual Kitchen Olympics serves as a venue for the top regional kitchen teams to display their expertise and dedication to the O'Charley's Promise. It is traditionally one of the most competitive events of the year and participants are judged heavily on their knowledge, teamwork and attitudes.

Our most prestigious awards include General Manager of the Year, Chairman's Award and the coveted Operator of the Year – all of whom were recognized at this year's convention. Honored as General Manager of the Year was David Cullop, general manager of our store in Hattiesburg, Mississippi, for his impressive percentage increase over the prior year. Mary Bischoff, Assistant Commissary Director, was the Chairman's Award recipient for her outstanding leadership, innovation and commitment. Area Supervisor Bob Cassady was named Operator of the Year for his performance in the Clarksville, Tennessee, and Southern Kentucky markets. Over the past three years, Bob has significantly enhanced sales in his area, has improved controllable income each year, and has been among the top in management and crew retention rankings. These leaders, as well as many others, provide ownership, passion and commitment to making O'Charley's a great company.

SHAPING OUR LEGACY . . . CENTER OF SUCCESS

Also during O'Charley's convention, we celebrated the beginning of the company's annual Impact meetings campaign, with this year's theme "Shaping our Legacy – Center of Success." Over the next three months, these Impact meetings will be held for every store in every market with all of our co-workers in attendance. One of the most important things we teach at these annual gatherings is to balance people, product and profit. The balancing of these important ingredients of the restaurant business is very important to our long-term, consistent track record of revenue and earnings growth. This record will continue because of the strength of our concept, leadership, outstanding co-workers, competitiveness, and commitment to be the best.

Given our strong performance during the latter half of the fourth quarter, we are cautiously optimistic heading into 2002. We are encouraged by recent trends such as a higher check average, more moderate increases in commodity costs, and an increase in customer traffic. Consumers still place an emphasis on value and high quality food and service, which is what we believe O'Charley's delivers better than anyone in the industry.

We are truly appreciative of the support and confidence of the many individuals who've been instrumental in the success of our company during a very difficult year. From our shareholders to our vendors to our operators and home office support team – your time and efforts help us achieve our goals every day. Your dedication to O'Charley's success has helped shape our legacy as a great company and your continued role will be instrumental in our future. Again, thank you to our shareholders, and please use the enclosed coupon and visit your stores often.

Sincerely,

Gregory L. Burns
Chairman and Chief Executive Officer

Steven J. Hislop
President and Chief Operating Officer


Stoney River captures the essence of a true steakhouse, while appealing to both upscale casual dining and fine dining customers, by offering high quality food and attentive customer service typical of high-end steakhouses at more moderate prices.
NEVER
HAPPY HOURS AHEAD
30


FEED THE SOUL
The team at O'Charley's knows what it takes to run a successful restaurant chain. Now we want to share our legacy of growth and success. That's why we are offering the opportunity for strategic partners to join our family and grow with us through franchising.
American Cancer Society
American Red Cross – Dine for America
Arthritis Foundation
Boys and Girls Clubs of America
Boy Scouts of America
Cumberland Valley Girl Scouts
Dede Wallace Center
Easter Seals of Tennessee
Florence Crittenton Agency
Habitat for Humanity
Junior Achievement
Leukemia and Lymphoma Society
Muscular Dystrophy Association
Noah's Ark
One Hundred Black Men – Tennessee
Project Hope Foundation
Scott Air Force Base Charities
Second Harvest Food Bank
Special Olympics
Special Wish Foundation
Tennessee Repertory Theatre
The Jason Foundation
The Knoxville Symphony
The Literacy Initiative
The Nashville Symphony
TJ Martell Foundation
Vanderbilt Children's Hospital
One of O'Charley's operating principles is "take care of your people." This philosophy extends into the communities in which we operate our restaurants. Our team members take pride in actively supporting local community needs, and we have listed a sampling of the charities O'Charley's served in 2001.


YEAR 2001
FINANCIAL INFORMATION
O'Charley's®


5
13
14
4
16
5
32
16
1
9
19
21
8
3
Home Office
and Commissary

ALABAMA
Birmingham (6)
Decatur
Dothan
Florence
Foley
Huntsville (2)
Mobile (3)
Montgomery (2)
Oxford
Tuscaloosa

ARKANSAS
Jonesboro

FLORIDA
Destin
Panama City
Pensacola

GEORGIA
Atlanta (15)
Canton
Columbus
Dalton
Gainesville
Macon (2)

ILLINOIS
Champaign
Forsyth
Marion
O'Fallon
Springfield

INDIANA
Bloomington
Clarksville
Evansville (2)
Indianapolis (8)
Lafayette

KENTUCKY
Bowling Green
Elizabethtown
Florence
Frankfort
Hopkinsville
Lexington (3)
Louisville (5)
Owensboro
Paducah
Richmond

MISSISSIPPI
Biloxi
Gulfport
Hattiesburg
Jackson
Meridian
Pearl
Southhaven
Tupelo

MISSOURI
St. Louis (4)

NORTH CAROLINA
Asheville
Burlington
Charlotte (6)
Fayetteville
Greensboro
Hickory
Raleigh (4)
Winston-Salem

OHIO
Cincinnati (7)
Columbus (5)
Dayton (2)

SOUTH CAROLINA
Anderson
Charleston
Columbia (3)
Greenville
Greenwood
Rock Hill
Spartanburg

TENNESSEE
Chattanooga (2)
Clarksville (2)
Cleveland
Cookeville
Jackson
Johnson City
Kingsport
Knoxville (5)
Manchester
Memphis (3)
Morristown
Murfreesboro
Nashville (11)
Pigeon Forge

VIRGINIA
Bristol
Lynchburg
Richmond (2)
Roanoke

(in thousands, except per share data)	Fiscal Years 2001	2000 [1]	1999	1998	1997
RESULTS OF OPERATIONS					
Revenues	**$ 444,931**	$ 377,262	$ 302,205	$ 246,046	$ 200,403
Cost of restaurant sales	**343,859**	289,327	232,821	192,121	157,578
Advertising, general and administrative expenses	**29,979**	24,480	19,235	15,533	12,932
Depreciation and amortization [2]	**22,135**	18,202	14,060	13,452	10,331
Preopening costs [2]	**5,654**	4,705	4,037	–	–
Asset impairment and exit costs [3]	**5,798**	–	–	–	–
Income from operations	**33,698**	37,207	29,039	22,461	16,920
Earnings before income taxes and cumulative effect of change in accounting principle	**26,899**	29,785	24,783	19,846	13,686
Income taxes	**9,347**	10,425	8,674	6,946	4,886
Earnings before cumulative effect of change in accounting principle	**17,552**	19,360	16,109	12,900	8,800
Net earnings	**$ 17,552**	$ 19,360	$ 14,761	$ 12,900	$ 8,800
EARNINGS PER SHARE DATA (DILUTED)					
Earnings per common share before cumulative effect of change in accounting principle	**$ 0.93**	$ 1.17	$ 0.97	$ 0.79	$ 0.66
Earnings per common share	**$ 0.93**	$ 1.17	$ 0.89	$ 0.79	$ 0.66
Weighted average common shares outstanding	**18,873**	16,525	16,656	16,392	13,361
At Year End					
FINANCIAL POSITION					
Cash	**$ 6,369**	$ 2,552	$ 3,178	$ 3,068	$ 1,965
Working capital (deficit)	**(15,222)**	(20,185)	(19,411)	(11,571)	(11,309)
Property and equipment, net	**330,553**	274,271	219,749	174,196	136,051
Total assets	**383,430**	311,018	240,180	193,782	150,515
Long-term debt, net	**89,181**	92,306	54,441	35,566	13,679
Capitalized lease obligations, net	**24,824**	22,364	19,017	16,343	14,039
Total shareholders' equity	**204,202**	143,490	122,689	108,774	95,383
OTHER DATA					
Restaurant operating income [4]	**$ 97,016**	$ 84,373	$ 66,193	$ 51,295	$ 39,976

[1] In May 2000, we acquired two Stoney River restaurants and all associated trademarks and intellectual property for approximately $15.8 million in a cash transaction accounted for as a purchase. Accordingly, the results of operations of the two Stoney River restaurants have been included in our consolidated results of operations since the date of acquisition. Fiscal 2000 consisted of 53 weeks.

[2] During the first quarter of 1999, we adopted Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," which requires that restaurant preopening costs be expensed rather than capitalized. Previously, we capitalized restaurant preopening costs and amortized these amounts over one year from the opening of each restaurant. The depreciation and amortization expense recorded in 1997 and 1998 included preopening cost amortization of $2.4 million and $2.9 million, respectively. For 1999, 2000 and 2001, the depreciation and amortization line item does not include amortization of preopening costs. We incurred a pre-tax charge of $2.1 million, or $1.3 million net of tax, in the first quarter of 1999 as a result of this change in accounting principle.

[3] During the third quarter of 2001, we decided to close certain restaurant locations. As a result, we recorded a non-cash charge of $5.0 million pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" to reflect the differences between the fair value and net book value of the assets and a charge of $800,000 for exit costs associated with the closure of such locations.

[4] Reflects restaurant sales less cost of restaurant sales. While restaurant operating income is a non-GAAP measurement, we believe it is a relevant and useful metric in discussing our operating results.

General

As of December 30, 2001, we operated 161 O'Charley's restaurants in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Mississippi, Missouri, North Carolina, Ohio, South Carolina, Tennessee and Virginia and two Stoney River restaurants in Atlanta and one in Chicago. O'Charley's are casual dining restaurants that are intended to appeal to mainstream casual dining customers as well as upscale casual dining and value oriented customers by offering high quality, freshly prepared food at moderate prices with friendly and attentive customer service. Our growth strategy for the O'Charley's concept is to continue penetrating existing and new targeted major metropolitan areas while opening new units in smaller secondary markets in close proximity to our metropolitan markets. Stoney River restaurants are upscale steakhouses that are intended to appeal to both upscale casual dining and fine dining customers by offering hand-cut, premium midwestern beef along with fresh seafood and other gourmet entrees with attentive service in a warm, friendly and relaxed environment. Our growth strategy for Stoney River is to concentrate on major metropolitan markets in the Southeast and Midwest with disciplined, controlled development and the potential to accelerate development over the next several years.

We operate a commissary for the primary purpose of providing our restaurants with consistent quality food products that meet our specifications while obtaining lower prices for those items through volume purchasing. A substantial majority of the food products served in our restaurants are distributed to the restaurants by the commissary. In addition to purchasing food and other non-food products, the commissary manufactures certain proprietary products and ages and cuts red meat into steaks in its USDA-approved and inspected facility. We believe our commissary gives us a competitive advantage in servicing our restaurants and a financial advantage. We attribute the decreases in food cost as a percentage of our restaurant sales over the past three years, in part, to the financial leverage generated from the increased purchasing volumes and operating efficiencies of our commissary.

On May 26, 2000, we purchased two existing Stoney River restaurants and all associated trademarks and intellectual property for approximately $15.8 million in a cash transaction accounted for as a purchase. Accordingly, the results of operations of the two Stoney River restaurants have been included in our consolidated results of operations since the date of acquisition. Total revenues for the Stoney River concept were $10.8 million and $5.4 million in 2001 and 2000, respectively. Our interest expense increased as a result of the indebtedness incurred to finance the acquisition. Our depreciation and amortization increased as a result of the $10.7 million of goodwill associated with the acquisition. The pre-tax loss for the Stoney River concept was $2.3 million and $1.3 million in 2001 and 2000, respectively.

The following tables reflect changes in the number of restaurants we operated during the years presented:

O'Charley's Restaurants	2001	2000	1999
In operation, beginning of year	**138**	117	99
Restaurants opened	**24**	21	18
Restaurant closed	**(1)**	–	–
In operation, end of year	**161**	138	117

Stoney River Restaurants	2001	2000	1999
In operation, beginning of year	**2**	–	–
Restaurants acquired	–	2	–
Restaurant opened	**1**	–	–
In operation, end of year	**3**	2	–

During the third quarter of 2001, we incurred a charge of approximately $5.8 million, or approximately $0.20 per diluted share, related to the closing of five stores. These current closings are the result of a comprehensive review of the past and expected performance of all locations, taking into consideration the difficult economic environment. We closed one of the five restaurants in 2001. We closed two additional stores in the first quarter of 2002.

We have completed a feasibility study on franchising our O'Charley's restaurant concept and are in the process of finalizing the proper legal and regulatory requirements in order to begin franchising. We have begun marketing the franchise concept, but we do not believe we will generate any revenue or profits in 2002. We project approximately $750,000 in expenditures for this franchising project in 2002, and we may continue to experience expenditures and losses until such time, if ever, that we generate sufficient revenue to cover these expenditures.

Revenues consist of restaurant sales and to a lesser extent commissary sales. Restaurant sales include food and beverage sales and are net of applicable state and local sales taxes. Commissary sales represent sales to outside parties consisting primarily of sales of O'Charley's branded food items, primarily salad dressings, to retail grocery chains, mass merchandisers and wholesale clubs.

Cost of food, beverage and supplies primarily consists of the costs of beef, poultry, seafood, produce and alcoholic and non-alcoholic beverages. We believe our menu offers a broad selection of menu items and as a result there is not a high concentration of our food costs in any one product category. Various factors beyond our control, including adverse weather, cause periodic fluctuations in food and other costs. Generally, temporary increases in these costs are not passed on to customers; however, we have in the past generally adjusted menu prices to compensate for increased costs of a more permanent nature.

Payroll and benefits include payroll and related costs and expenses directly relating to restaurant level activities including restaurant management salaries and bonuses, hourly wages for restaurant level employees, payroll taxes, workers' compensation, various health, life and dental insurance programs, vacation expense and sick pay. We have an incentive bonus plan that compensates restaurant management for achieving and exceeding certain restaurant level financial targets and performance goals. We typically pay our employees more than minimum wage and do not expect an immediate adverse effect on our financial performance from any further increase in the federal minimum wage rate. However, as in prior years, we do expect that overall wage inflation will be higher for several years following any minimum wage increase. As Congress has raised the federal minimum wage rate in recent years, the hourly base wage rate for our tipped employees has remained at $2.13. Any increase to the base wage rate for our tipped employees would increase payroll costs.

Restaurant operating costs include occupancy and other expenses at the restaurant level, except property and equipment depreciation and amortization. Rent, supervisory salaries, bonuses and expenses, management training salaries, general liability and property insurance, property taxes, utilities, repairs and maintenance, outside services and credit card fees account for the major expenses in this category. We are evaluating a possible sale leaseback facility pursuant to which the lessor would acquire certain of our restaurant properties and then lease those properties to us. To the extent that proceeds from any sale leaseback transaction are used to repay indebtedness under our revolving credit facility, this would reduce our interest expense. We would incur additional rent expense, however, which would increase our restaurant operating costs. The accounting standards setting bodies are currently considering changes to the accounting rules that could impact how we would account for such a transaction.

Advertising, general and administrative expenses include all advertising and home office administrative functions that support the existing restaurant base and provide the infrastructure for future growth. Advertising, executive management and support staff salaries, bonuses and related expenses, data processing, legal and accounting expenses and office expenses account for the major expenses in this category.

Depreciation and amortization primarily includes depreciation on property and equipment calculated on a straight-line basis over an estimated useful life. Depreciation and amortization also includes amortization of goodwill, which relates primarily to the acquisition of the Stoney River concept. Our depreciation and amortization increased as a result of the $10.7 million of goodwill incurred in connection with our May 2000 acquisition of the Stoney River Legendary Steaks concept. In accordance with a new accounting pronouncement, SFAS No. 142, (Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangibles") beginning in 2002, goodwill and intangible assets with indefinite useful lives will no longer be amortized. We are currently evaluating the fair value of these assets that have a carrying value of approximately $10.0 million at December 30, 2001. We would be required to record a charge in 2002 if the fair value is determined to be less than the carrying value at December 31, 2001. Any such impairment loss would be recognized as a cumulative effect of a change in accounting principle. See "Accounting Changes and Recent Accounting Pronouncements" – SFAS No. 142 in Accounting Changes and Recent Accounting Pronouncements.

Preopening costs include operating costs and expenses incurred prior to a new restaurant opening. Our current practice of expensing preopening costs may cause fluctuations in our results of operations from quarter to quarter and year to year depending on when those costs are incurred. We recognized a charge for the cumulative effect of this change in accounting policy in the first quarter of 1999. Starting in 1999, we began reflecting our preopening costs on a separate line item labeled "preopening costs" on the statement of earnings rather than reporting these costs in the depreciation and amortization line item. The amount of preopening costs incurred in any one year includes costs incurred during the year for restaurants opened and under development. We incurred average preopening costs of approximately $220,000 for each new O'Charley's restaurant opened during 2001. We anticipate higher preopening costs for each Stoney River restaurant we open as compared to the average preopening costs for an O'Charley's restaurant.

The following information should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report and on Form 10-K. The following table reflects our operating results for 1999, 2000, and 2001 as a percentage of total revenues unless otherwise indicated. Fiscal years 2001 and 1999 were comprised of 52 weeks while fiscal year 2000 was comprised of 53 weeks. As a result, some of the variations reflected in the following data may be attributed to the different lengths of the fiscal years.

	2001	2000	1999
Revenues:			
Restaurant sales	**99.1%**	99.1%	98.9%
Commissary sales	**0.9**	0.9	1.1
	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of restaurant sales:			
Cost of food, beverage and supplies [1]	**32.5%**	32.6%	33.4%
Payroll and benefits [1]	**31.3**	30.8	30.3
Restaurant operating costs [1]	**14.2**	14.0	14.2
Total cost of restaurant sales [1]	**78.0%**	77.4%	77.9%
Restaurant operating margin [2]	**22.0%**	22.6%	22.1%
Cost of commissary sales [3]	**93.9**	93.8	94.4
Advertising, general and administrative expenses	**6.7**	6.5	6.4
Depreciation and amortization	**5.0**	4.8	4.7
Asset impairment and exit costs	**1.3**	–	–
Preopening costs	**1.3**	1.2	1.3
Income from operations	**7.6**	9.9	9.6
Interest expense, net	**1.5**	2.0	1.4
Other, net	**0.0**	0.0	0.0
Earnings before income taxes and cumulative effect of change in accounting principle	**6.1**	7.9	8.2
Income taxes	**2.1**	2.8	2.9
Earnings before cumulative effect of change in accounting principle	**4.0**	5.1	5.3
Cumulative effect of change in accounting principle, net of tax	**–**	–	(0.4)
Net earnings	**4.0%**	5.1%	4.9%

(1) *As a percentage of restaurant sales.*
(2) *Reflects restaurant sales less cost of restaurant sales. While restaurant operating margin is a non-GAAP measurement, we believe it is a relevant and useful metric in discussing our operating results.*
(3) *As a percentage of commissary sales.*

Fiscal Year 2001 Compared with Fiscal Year 2000

Total revenues in 2001 increased $67.7 million, or 17.9%, to $444.9 million from $377.3 million in 2000 primarily as a result of an increase in restaurant sales of $67.2 million, or 18.0%. The increase in restaurant sales was attributable to the addition of 24 new O'Charley's restaurants, the inclusion of the two original Stoney River restaurants for the entire year following their acquisition in May 2000, one new Stoney River restaurant opened in 2001, and an increase in same store sales at our O'Charley's restaurants of 2.1%, including a customer traffic increase of 1.5%. Our overall check average for the O'Charley's concept was $11.28 in 2001 and $11.13 in 2000. The increases in revenue were partially offset by us having 52 weeks of operations in 2001 as compared to 53 weeks in 2000. In January 2001, we increased menu prices at our O'Charley's restaurants by approximately 2.0%. We believe we realized the majority of that price increase during the first quarter of 2001, but by the end of the first quarter, we began to see slowing consumer spending which resulted in a lower than expected check average. In response to the slowing consumer spending patterns, we increased our marketing efforts and began to promote lower priced entrees and lowered certain daily entree specials. As a result of this effort, we believe we maintained our increases in customer traffic but lowered our overall check average. Near the end of the third quarter of 2001, we began to see increases in consumer spending which raised our check average but we continued to promote lower priced entrees through the end of 2001.

Cost of food, beverage and supplies in 2001 increased $21.6 million, or 17.7%, to $143.4 million from $121.9 million in 2000. As a percentage of restaurant sales, cost of food, beverage and supplies decreased to 32.5% in 2001 from 32.6% in 2000. Although we experienced a slight improvement in the cost of food, beverage, and supplies in 2001, the reduction was not as significant as in the previous two years. We continued to experience improved purchasing and operating efficiencies in our restaurants and commissary, which was partially offset by significantly higher costs for certain commodity food items, including red meat, cheese, and baby back ribs. Additionally, food costs were impacted by our Stoney River restaurants in 2002 where the food costs are higher than O'Charley's due primarily to a higher percentage of red meat sales. Food costs were also impacted by the promotion of lower priced entrees in 2001. We anticipate more moderate increases in commodity costs in 2002.

Payroll and benefits increased $23.0 million, or 20.0%, to $138.0 million in 2001 from $115.0 million in 2000. Payroll and benefits, as a percentage of restaurant sales, increased to 31.3% in 2001 from 30.8% in 2000. The increase was attributable to increasing salaries for restaurant management along with higher employee benefit costs, including workers' compensation and health insurance costs in 2001. Our markets generally have low unemployment rates and we compete with other restaurants for employees. We anticipate continued increases in wage rates and employee benefit costs in 2002.

Restaurant operating costs in 2001 increased $10.0 million, or 19.0%, to $62.4 million from $52.4 million in 2000. Restaurant operating costs, as a percentage of restaurant sales, increased to 14.2% in 2001 from 14.0% in 2000. In 2001, we experienced higher utility costs, primarily natural gas, and higher insurance expenses, primarily general and liquor liability insurance. These increases were partially offset by a decrease in supervisory expenses in 2001 as a percentage of total revenue. Overall utilities in 2001 increased $2.6 million, or 28% as compared to 2000. Natural gas prices were significantly higher during the first three quarters of 2001, but decreased during the fourth quarter to similar levels in the same quarter of 2000. We expect to continue to see higher insurance expenses in 2002 and are currently evaluating this area for our upcoming annual renewal.

Advertising, general and administrative expenses increased $5.5 million, or 22.5%, to $30.0 million in 2001 from $24.5 million in 2000. As a percentage of total revenues, advertising, general and administrative expenses increased to 6.7% in 2001 from 6.5% in 2000. Advertising expenditures increased 39.6% to $13.3 million in 2001 from $9.5 million in 2000 and, as a percentage of restaurant sales, increased to 3.0% in 2001 from 2.5% in 2000. Stoney River restaurants rely primarily on word of mouth to attract new customers rather than advertising. O'Charley's advertising, as a percentage of O'Charley's restaurant sales, was 3.1% in 2001 compared to 2.6% in 2000. We increased our advertising expenditures beginning in the second quarter of 2001 through the end of the year in response to the slowing consumer spending trends we began to experience near the end of the first quarter. An increase in television costs represented the primary share of the overall increase in advertising expenditures. General and administrative expenses increased 11.6% to $16.7 million in 2001 from $15.0 million in 2000, but as a percentage of total revenues, decreased to 3.8% in 2001 from 4.0% in 2000. The decrease in general and administrative expenses primarily resulted from a decrease in bonus and legal expenses.

Depreciation and amortization in 2001 increased $3.9 million, or 21.6%, to $22.1 million in 2001 from $18.2 million in 2000. As a percentage of total revenues, depreciation and amortization increased to 5.0% in 2001 from 4.8% in 2000. The increase in depreciation expense was primarily attributable to the growth in the number of new restaurants and capital expenditures for improvements to existing restaurants.

Asset impairment and exit costs were $5.8 million during 2001. During the third quarter of 2001, we made the decision to close five restaurants. The decision followed a review of historical and projected cash flows of our stores in view of the difficult economic environment in which we were operating. As a result of this decision, we recognized a charge during the third quarter of 2001 for asset impairment of approximately $5.0 million and exit costs of approximately $800,000 primarily associated with certain related lease commitments.

Preopening costs in 2001 increased $1.0 million, or 20.2%, to $5.7 million from $4.7 million in 2000. As a percentage of total revenues, preopening costs increased to 1.3% in 2001 from 1.2% in 2000. This increase is attributable primarily to the cost incurred for the new O'Charley's restaurants in addition to higher preopening costs incurred for the new Stoney River restaurant.

Income from operations decreased $3.5 million, or 9.4%, to $33.7 million in 2001 from $37.2 million in 2000. Excluding the asset impairment and exit costs, income from operations increased $2.3 million, or 6.2%, to $39.5 million in 2001. This increase is less than our original expectations due primarily to slowing consumer spending, higher than expected costs of certain food commodities, higher utilities, higher insurance costs and increased advertising expenditures.

Interest expense, net decreased $800,000 in 2001 to $6.6 million from $7.4 million in 2000. This decrease is primarily the result of overall lower interest rates in 2001. The weighted average interest rate on our revolving credit facility decreased to 5.2% in 2001 as compared with 7.4% in 2000 due to lower short term LIBOR rates in 2001. Additionally, overall interest expense was reduced due to decreased borrowings on our revolver as we used the $41.7 million proceeds from the sale of our common stock in April 2001 to reduce our debt. See "Liquidity and Capital Resources."

Earnings before income taxes for 2001 decreased $2.9 million, or 9.7%, to $26.9 million from $29.8 million in 2000. Excluding the effect of the asset impairment and exit costs, earnings before income taxes increased 9.8 % to $32.7 million in 2001.

Income taxes for 2001 decreased $1.1 million, or 10.3%, to $9.3 million from $10.4 million in 2000. This decrease was primarily the result of the decrease in earnings before income taxes. The effective tax rate decreased to 34.8% of pre-tax earnings from 35.0% in 2000 due primarily to higher tax credits. We currently expect our effective tax rate to be unchanged in 2002.

The number of diluted weighted shares outstanding was 18.9 million shares in 2001, compared with 16.5 million shares in 2000. The primary reason for this increase is the 2.3 million shares of our common stock sold in April 2001.

Fiscal Year 2000 Compared with Fiscal Year 1999

Total revenues in 2000 increased $75.1 million, or 24.8%, to $377.3 million from $302.2 million in 1999 primarily as a result of an increase in restaurant sales of $74.7 million, or 25.0%. The increase in restaurant sales was attributable to the addition of 21 new O'Charley's restaurants, an increase in same store sales of 2.6%, the additional week of sales as 2000 was comprised of 53 weeks compared to 52 weeks in 1999, and the inclusion of Stoney River restaurant sales following their acquisition in May 2000. In March 2000, we increased menu prices by approximately 2.0%.

Cost of food, beverage and supplies in 2000 increased $22.1 million, or 22.2%, to $121.9 million from $99.7 million in 1999. As a percentage of restaurant sales, cost of food, beverage and supplies decreased to 32.6% in 2000 from 33.4% in 1999. We attribute these lower food cost percentages primarily to three factors: a menu price increase in March 2000, which increased the average check; a decrease in the cost of several food items; and improved purchasing and operating efficiencies in our restaurants and commissary. These improvements were partially offset by the inclusion of the Stoney River restaurants which we acquired in May 2000 and which have a higher cost of food, beverage and supplies as a percentage of sales, and an increase in poultry, red meat and baby back rib costs.

Payroll and benefits increased $24.4 million, or 26.9%, to $115.0 million in 2000 from $90.6 million in 1999. Payroll and benefits, as a percentage of restaurant sales, increased to 30.8% in 2000 from 30.3% in 1999. The increase was attributable to increasing wage rates and salaries for restaurant support staff and management along with higher workers compensation and health insurance costs in 2000. Those higher wages and salaries were partially offset by economies achieved from higher average restaurant sales volumes and reduced turnover rates for our hourly employees.

Restaurant operating costs in 2000 increased $10.0 million, or 23.5%, to $52.4 million from $42.5 million in 1999. Restaurant operating costs, as a percentage of restaurant sales, decreased to 14.0% in 2000 from 14.2% in 1999. This decrease was primarily attributable to economies achieved from higher average restaurant sales volumes. Utility costs began to significantly increase in December 2000.

Advertising, general and administrative expenses increased $5.2 million, or 27.3%, to $24.5 million in 2000 from $19.2 million in 1999. As a percentage of total revenues, advertising, general and administrative expenses increased to 6.5% in 2000 from 6.4% in 1999. Advertising expenditures increased 15.5% to $9.5 million in 2000 from $8.2 million in 1999 and, as a percentage of restaurant sales, decreased to 2.5% in 2000 from 2.8% in 1999. O'Charley's advertising, as a percentage of O'Charley's restaurant sales, was 2.6% in 2000 compared to 2.8% in 1999. General and administrative expenses increased 36.1% to $15.0 million in 2000 from $11.0 million in 1999, and as a percentage of total revenues, increased to 4.0% in 2000 from 3.6% in 1999. The increase in general and administrative expenses resulted from the inclusion of the Stoney River restaurants acquired in May 2000 and increased salary, bonus and legal expenses.

Depreciation and amortization in 2000 increased $4.1 million, or 29.5%, to $18.2 million from $14.1 million in 1999. As a percentage of total revenues, depreciation and amortization increased to 4.8% in 2000 from 4.7% in 1999. The increase in depreciation expense was primarily attributable to the growth in the number of new restaurants, capital expenditures for improvements to existing restaurants and the amortization of goodwill associated with the acquisition in May 2000 of the Stoney River Legendary Steaks concept.

Preopening costs, excluding the one-time cumulative adjustment made in 1999 for the change in accounting principle as measured under SOP 98-5, increased 16.6% in 2000 to $4.7 million from $4.0 million in 1999. As a percentage of total revenues, preopening costs decreased to 1.2% in 2000 from 1.3% in 1999.

Income from operations increased $8.2 million, or 28.1%, to $37.2 million in 2000 from $29.0 million in 1999.

Interest expense, net increased $3.2 million in 2000 to $7.4 million from $4.2 million in 1999. The increase was primarily related to the increased borrowings due to the addition of new restaurants and the acquisition of the Stoney River Legendary Steaks concept. Additionally, our weighted average interest rate on borrowed funds increased to 7.4% in 2000 from 6.2% in 1999 due to increases in LIBOR.

Earnings before income taxes and cumulative effect of change in accounting principle for 2000 increased $5.0 million, or 20.2%, to $29.8 million from $24.8 million in 1999.

Income taxes for 2000 increased $1.7 million, or 20.2%, to $10.4 million from $8.7 million in 1999.

The cumulative effect of the change in accounting principle, net of tax, recorded in the first quarter of 1999 and included in 1999 results, represented the write-off of unamortized preopening costs in accordance with SOP 98-5. The $2.1 million of unamortized preopening costs remaining on our balance sheet at December 27, 1998 was written off in this one-time adjustment. After adjusting for the tax benefit, the net cumulative effect was $1.3 million.

Quarterly Financial and Restaurant Operating Data

The following is a summary of certain unaudited quarterly results of operations data for each of the last three fiscal years. For accounting purposes, the first quarter consists of 16 weeks and the second, third and fourth quarters each consist of 12 weeks (13 weeks in the fourth quarter of 2000 because it was a 53-week year). As a result, some of the variations reflected in the following table may be attributed to the different lengths of the fiscal quarters.

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Revenues	**$ 130,084**	**$ 103,335**	**$ 105,757**	**$ 105,755**
Income from operations	**$ 12,771**	**$ 8,800**	**$ 2,146[1]**	**$ 9,982**
Net earnings	**$ 6,738**	**$ 4,860**	**$ 495[1]**	**$ 5,458**
Basic earnings per common share	**$ 0.42**	**$ 0.26**	**$ 0.03[1]**	**$ 0.29**
Diluted earnings per common share	**$ 0.39**	**$ 0.25**	**$ 0.03[1]**	**$ 0.28**
Restaurants in operation, end of quarter	**147**	**154**	**159**	**161**
2000				
Revenues	$ 106,298	$ 85,411	$ 89,145	$ 96,408
Income from operations	$ 10,549	$ 8,225	$ 8,419	$ 10,014
Net earnings	$ 5,689	$ 4,265	$ 4,257	$ 5,149
Basic earnings per common share	$ 0.37	$ 0.27	$ 0.27	$ 0.33
Diluted earnings per common share	$ 0.35	$ 0.26	$ 0.26	$ 0.31
Restaurants in operation, end of quarter	125	131	135	138

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
1999				
Revenues	$ 87,849	$ 70,225	$ 72,148	$ 71,983
Income from operations	$ 8,084	$ 6,590	$ 6,894	$ 7,472
Earnings before cumulative change in accounting principle	$ 4,470	$ 3,629	$ 3,821	$ 4,190
Net earnings	$ 3,122	$ 3,629	$ 3,821	$ 4,190
Basic earnings per common share:				
Earnings before change in accounting principle	$ 0.29	$ 0.24	$ 0.25	$ 0.27
Net earnings	$ 0.20	$ 0.24	$ 0.25	$ 0.27
Diluted earnings per common share:				
Earnings before change in accounting principle	$ 0.27	$ 0.22	$ 0.23	$ 0.25
Net earnings	$ 0.19	$ 0.22	$ 0.23	$ 0.25
Restaurants in operation, end of quarter	106	111	114	117

Fiscal years 1999 and 2001 consisted of 52 weeks and fiscal 2000 consisted of 53 weeks.

[1] During the third quarter of 2001, we decided to close five restaurants. As a result, we recorded a non-cash charge of $5.0 million pursuant to the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" to reflect the differences between the fair value and net book value of the assets, and a charge of $800,000 for exit costs associated with the closure of such locations.

Liquidity and Capital Resources

Our primary sources of cash have historically been cash provided by operations, borrowings under our revolving credit facility, capitalized lease obligations, and sales of our common stock. Our principal cash needs arise primarily from the purchase and development of new restaurants, equipment replacement, improvements to existing restaurants, and the repayment of debt.

Our working capital historically has had current liabilities in excess of current assets due to cash reinvestments in long-term assets, mostly property and equipment additions, and does not indicate a lack of liquidity. We expect to meet our obligations as they come due through available cash and internally generated funds, and borrowings under our revolving credit facility. At December 30, 2001, our working capital deficiency was $15.2 million. The total net increase in cash was $3.8 million in 2001.

Cash provided by operations was $46.7 million in 2001, compared to $40.0 million in 2000 and $37.5 million in 1999. Other primary sources of cash in 2001 were $41.7 million in net proceeds from the sale of approximately 2.3 million shares of our common stock, net borrowings of $38.7 million under our revolving credit facility, $5.0 million of proceeds received upon the exercise of employee stock options and issuances under our stock purchase plan, and approximately $1.4 million from the sale of assets. Additionally, we financed $10.6 million in new restaurant equipment through capitalized lease obligations.

Property and equipment expenditures were $84.0 million in 2001, including $10.6 million of equipment acquired under capital leases. These expenditures were made primarily for 24 new O'Charley's restaurants opened during the year, the purchase of our home office and commissary facility, one new Stoney River restaurant opened during the year, restaurants under construction at December 30, 2001, and improvements to existing restaurants and our commissary facilities. Other primary uses of cash in 2001 included the reduction of our credit facility using the $41.7 million from the sale of our common stock, $7.9 million in principal payments on capitalized lease obligations and other long-term debt, and $5.2 million for the repurchase of 286,000 shares of our common stock.

We have an unsecured revolving credit facility that has a maximum borrowing capacity of $135 million that matures in October 2006. The amount outstanding under this facility was $89 million on December 30, 2001, a decrease of $3.0 million from December 31, 2000. The change in the amount outstanding in 2001 resulted from a reduction in the outstanding balance with the $41.7 million in net proceeds from the sale of our common stock, partially offset by net borrowings under the facility of approximately $38.7 million. The maximum borrowing capacity under our revolving credit facility is reduced by amounts financed under our synthetic lease facility described below. The credit facility requires monthly interest payments at a floating rate based on the bank's prime rate plus or minus a certain percentage spread or the LIBOR rate plus a certain percentage spread. The interest rate spread (75 basis points at December 30, 2001) is based on certain financial ratios and is recomputed quarterly. The weighted average interest rate on the outstanding borrowings under the facility during 2001 was 5.2%, as compared with 7.4% during 2000. On December 30, 2001, the average interest rate on the outstanding balance of the facility was 2.9%, as compared with 7.6% at the end of 2000. Our credit facility imposes restrictions on us with respect to the maintenance of certain financial ratios, the incurrence of indebtedness, sale of assets, mergers and the payment of dividends.

From time to time, we may enter into interest rate swap agreements with certain financial institutions for the purpose of fixing the amount of interest we pay over a certain period of time at varying notional amounts. At December 30, 2001, there were $20 million in aggregate amounts of interest rate swap agreements outstanding that carried a weighted average interest rate of 5.6%. The effective amount of interest we pay on the notional amounts of these swap agreements is calculated using the interest rate of the swap plus the percentage spread on our revolving credit facility. The swap agreements outstanding at December 30, 2001 expire as follows: $10 million in January 2004, and $10 million in January 2006.

We have available a synthetic lease facility pursuant to which the lessor has agreed to acquire or construct up to $25.0 million of properties and lease the properties to us. The terms of the facility provide for a separate operating lease agreement to be entered into for each property upon acquisition or completion of construction, each with a lease term ending October 5, 2006. Monthly rental payments for each property lease are based on the total costs advanced by the lessor to acquire or construct such property, and the amount of those payments varies based upon the floating interest rate in effect from time to time under our revolving credit facility. The acquisition and construction costs paid by the lessor under the synthetic lease facility reduce the maximum borrowing capacity under our revolving credit facility. In the fourth quarter of 2001, we elected to purchase $6.0 million of these properties from the lessor. We are not currently leasing any assets under this facility and have no current plans to utilize it in the future. We may do so in the future, however, subject to, among other factors, clarification of the impact of new accounting rules that appear to be forthcoming from the accounting standards setting bodies for such off-balance sheet financing arrangements.

On September 2, 1998, our board of directors approved the repurchase of up to 5.0% of our outstanding common stock. As of December 30, 2001, approximately 581,000 shares, or 3.1% of our outstanding stock, had been repurchased. We repurchased approximately 286,000 shares in 2001 for a total expenditure of approximately $5.2 million.

On May 26, 2000, we purchased two existing Stoney River Legendary Steaks restaurants and all associated trademarks and intellectual property for approximately $15.8 million in cash. The transaction includes an earn-out provision pursuant to which we may be required to pay the former owners up to $1.25 million at the end of 2002, $1.25 million at the end of 2003, and $2.5 million at the end of 2004. The potential earn-out is based on the Stoney River Legendary Steaks concept achieving certain performance thresholds (income before taxes and preopening costs) for such year. Based on our 2002 projected results for the Stoney River concept, we currently do not believe any earn-out amounts will be owed for 2002.

We have budgeted approximately $75.0 million to $80.0 million in 2002 for capital expenditures for the planned 18 to 22 new O'Charley's restaurants, improvements to existing O'Charley's restaurants, two new Stoney River restaurants, purchase of three O'Charley's restaurants previously leased, expansion of our commissary facilities, and information systems improvements. There can be no assurance that actual capital expenditures in 2002 will not vary significantly from budgeted amounts based upon a number of factors, including the timing of additional purchases of restaurant sites.

We expect to finance these capital expenditures with operating cash flows, borrowings under our revolving credit facility and capitalized lease obligations. We intend to continue financing the furniture, fixtures and equipment for our new restaurants primarily with capitalized lease obligations.

We are currently evaluating a possible $40 to $60 million sale leaseback facility pursuant to which we would sell some of the 100 restaurant properties at which we currently own the land and building and then lease those properties from the buyer. We currently anticipate that proceeds from the sale would be used primarily to repay indebtedness under our revolving credit facility, which would increase the amount available for future borrowings. The effect of a sale leaseback transaction on our results of operations would be to replace interest expense and depreciation expense of the cost of the applicable properties with rent expense. Any gain on the sale of any properties would be amortized over the life of the lease. Subsequent to a sale leaseback transaction, our earnings could be negatively impacted due to rent expense being higher than the interest and depreciation expense. We cannot assure you that we will enter into a sale and leaseback facility or, if we do so, the number of restaurant properties that we may sell or the terms of the leases pursuant to which we lease properties from the buyer.

We believe that available cash, cash generated from operations and borrowings under our revolving credit facility, and capitalized lease obligations will be sufficient to finance our operations and expected capital outlays for at least the next 12 months. We have historically produced sufficient cash flow from operations to supplement our capital needs each year. Our ability to meet our capital needs are highly dependent on us continuing to generate sufficient cash from operations and there can be no assurance that we will continue to do so. Our growth strategy includes possible acquisitions or strategic joint ventures. Any acquisitions, joint ventures or other growth opportunities may require additional external financing, and we may from time to time seek to obtain additional funds from a public or private issuance of equity or debt securities. There can be no assurances that such sources of financing will be available to us.

Contractual Obligations and Commercial Commitments

The following tables set forth our contractual obligations and commercial commitments at December 30, 2001.

	Payments Due by Period				
Contractual Obligation	**Total**	**1 Yr**	**2-3 Yrs**	**4-5 Yrs**	**Thereafter**
			(in thousands)		
Long-term debt	$ 89,306	$ 125	$ 35	$ 89,044	$ 102
Capitalized lease obligations [1]	37,699	9,626	14,970	11,492	1,611
Operating leases	77,445	7,060	13,448	12,842	44,095
Unconditional purchase obligations	1,937	1,937	–	–	–
Total contractual cash obligations	$206,387	$ 18,748	$ 28,453	$113,378	$ 45,808

	Payments Due by Period				
Other Commercial Commitments	**Total**	**1 Yr**	**2-3 Yrs**	**4-5 Yrs**	**Thereafter**
			(in thousands)		
Lines of credit [2]	$135,000	–	–	$135,000	–

[1] *Capitalized lease obligations include the interest expense component.*

[2] *This pertains to our revolving line of credit of which $89.0 million is shown in long-term debt above.*

Critical Accounting Policies

Our critical accounting policies are as follows:

- Property and equipment
- Excess of cost over fair value of net assets acquired (goodwill)
- Impairment of long-lived assets

Property and Equipment. As discussed in Note 1 to the Consolidated Financial Statements, our property and equipment are stated at cost and depreciated on a straight-line method over the following estimated useful lives: building and improvements – 30 years; furniture, fixtures and equipment – 3 to 10 years. Leasehold improvements are amortized over the lesser of the asset's estimated useful life or the expected lease term. Equipment under capital leases is amortized to its expected value at the end of the lease term. Gains or losses are recognized upon the disposal of property and equipment, and the asset and related accumulated depreciation and amortization are removed from the accounts. Maintenance, repairs and betterments that do not enhance the value of or increase the life of the assets are expensed as incurred.

Inherent in the policies regarding property and equipment are certain significant management judgments and estimates, including useful life, residual value to which the asset is depreciated, the expected value at the end of the lease term for equipment under capital leases, and the determination as to what constitutes enhancing the value of or increasing the life of assets. These significant estimates and judgments, coupled with the fact that the ultimate useful life and economic value at the end of a lease are typically not known until the passage of time, through proper maintenance of the asset, or through continued development and maintenance of a given market in which a store operates can, under certain circumstances, produce distorted or inaccurate depreciation and amortization or, in some cases, result in a write down of the value of the assets under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." See Critical Accounting Policy "Impairment of Long-Lived Assets" below.

We believe that our accounting policy for property and equipment provides a reasonably accurate means by which the costs associated with an asset are recognized in expense as the cash flows associated with the assets use are realized.

Excess of Cost Over Fair Value of Net Assets Acquired (Goodwill). As discussed in Note 1 to the Consolidated Financial Statements, as of December 30, 2001, we currently amortize goodwill over 20 years. Beginning in fiscal 2002, we will be required to adopt SFAS No. 142 "Goodwill and Other Intangibles." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The goodwill to be tested is primarily related to the acquisition in May 2000 of the Stoney River Legendary Steaks concept.

Inherent in the policies regarding goodwill are the significant management judgments regarding the ongoing cash flow potential of the Stoney River Legendary Steak concept and our ability to locate and develop profitable locations in the future. Since the May 2000 acquisition, we have opened two new Stoney River stores and plan to open one additional store in 2002. These stores, not unlike any new store, may take time to reach a desired profitability point as the costs associated with labor and food cost in the first few months of operation are much higher as training, scheduling, and food preparation processes must be adjusted to meet customer demand. While we fully expect this concept to ultimately operate at a positive cash flow after its opening, the newness of the concept to our management team and our ability to effectively gauge customer demand can materially affect the ultimate cash flow picture for the concept and thereby affect the amount of goodwill deemed to be impaired in accordance with SFAS No. 142.

At this time, because we have not finished our analysis pursuant to implementing SFAS No. 142, we cannot reasonably estimate the ultimate effect that this new statement will have on our consolidated financial statements.

Impairment of Long-Lived Assets. As discussed in Note 1 to the Consolidated Financial Statements, Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The judgments made related to the ultimate expected useful life and our ability to realize undiscounted cash flows in excess of the carrying value of an asset are affected by such issues as ongoing maintenance of the asset, continued development and sustenance of a given market within which a store operates, including the presence of traffic generating businesses in the area, and our ability to operate the store efficiently and effectively can cause the Company to realize an impairment charge. We assess the projected cash flows and carrying values at the restaurant level, which is the level where identifiable cash flows are largely independent of the cash flows of other groups of assets, whenever events or changes in circumstances indicate that the long-lived assets associated with a restaurant may not be recoverable.

We believe that our accounting policy for impairment of long-lived assets provides reasonable assurance that any assets that are impaired are written down to their fair value and a charge is taken in earnings on a timely basis.

Accounting Changes and Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria which intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

We are required to adopt the provisions of SFAS No. 141 immediately, except with regard to business combinations initiated prior to July 1, 2001. We are required to adopt SFAS No. 142 on December 31, 2001. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our consolidated statement of earnings.

As of the date of adoption of SFAS No. 142, we had unamortized goodwill in the amount of approximately $10.0 million, which is subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was $544,000 for the year ended December 30, 2001 and $335,000 for the year ended December 31, 2000. Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, we have not completed our analysis of the impact of adopting these Statements on our consolidated financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently

Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121.

We are required to adopt SFAS No. 144 in the first quarter of 2002. We do not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on our consolidated financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of the statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, we cannot determine the potential effect that adoption of SFAS No. 144 will have on our consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was later amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133, as amended, requires recognition of the fair value of all derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), on the balance sheet and establishes new accounting rules for hedging activities. We were required to adopt SFAS No. 133, as amended, on January 1, 2001 and the adoption did not impact our results of operations, cash flows or financial position.

Related-Party Transactions

During 2001, we leased the land and building of three of our restaurants from Two Mile Partners, a partnership whose partners were the late David K. Wachtel, Jr., who owned 75% and was the managing partner of the partnership and a former director and executive officer of O'Charley's, and Gregory L. Burns, who owns 25% of the partnership and is our Chairman and Chief Executive Officer. During 2000, we terminated a lease with this entity for one of our previously operated restaurants. Subsequently, Two Mile Partners in an action initiated by Mr. Wachtel in his capacity as managing partner sued us alleging that we breached a continuous operation provision in the lease by vacating the property and opening another O'Charley's restaurant in Clarksville, Tennessee. We paid approximately $490,000 in 2001 and $775,000 in 2000 in rent expense to Two Mile Partners. In January 2002, we entered into a comprehensive settlement agreement with Two Mile Partners settling all litigation and business matters between us. As a result of the settlement, (i) we purchased restaurant properties located in Goodlettsville, Murfreesboro and Clarksville, Tennessee that we leased from Two Mile Partners for $1.7 million, $1.6 million and $1.0 million, respectively, (ii) we terminated our lease with Two Mile Partners for a restaurant property located in Bowling Green, Kentucky on which we formerly operated our Bowling Green restaurant and sold Two Mile Partners an adjoining parcel of property used for parking for a payment of $300,000, and (iii) Two Mile Partners dismissed with prejudice the litigation pending against us in consideration of a payment by us of $200,000.

Mr. Burns recused himself from our discussions and considerations of any matters relating to the settlement. We believe that we terminated the Clarksville lease in accordance with its terms and deny the allegations contained in the complaint filed by Two Mile Partners. Nevertheless, a special committee of the Board of Directors comprised of disinterested directors approved the settlement and believed it was in our best interest in order to settle the litigation to avoid the expense, uncertainty and distraction of this litigation. We believe the terms of the purchase of the Goodlettsville, Murfreesboro and Clarksville properties and the sale of the Bowling Green property were fair to, and on terms no less favorable than, we would have obtained in an arms' length transaction with an unrelated third party. See Notes to the Consolidated Financial Statements – Related Party Transactions and "Commitments and Contingencies."

Impact of Inflation

The impact of inflation on the cost of food, labor, equipment, land and construction costs could adversely affect our operations. A majority of our employees are paid hourly rates related to federal and state minimum wage laws. As a result of increased competition and the low unemployment rates in the markets in which our restaurants are located, we have continued to increase wages and benefits in order to attract and retain management personnel and hourly employees. In addition, most of our leases require us to pay taxes, insurance, maintenance, repairs and utility costs, and these costs are subject to inflationary pressures. We attempt to offset the effect of inflation through periodic menu price increases, economies of scale in purchasing and cost controls and efficiencies at our restaurants.

Disclosure About Interest Rate Risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. We currently utilize a balanced mix of debt maturities along with both fixed-rate and variable-rate debt to manage our exposure to changes in interest rates. Our fixed-rate debt consists primarily of capitalized leases and our variable-rate debt consists primarily of our revolving credit facility. In addition, to the extent we utilize our synthetic lease facility in the future, lease payments would be at variable rates based upon prevailing interest rates.

As an additional method of managing our interest rate exposure on our revolving credit facility, at certain times we enter into interest rate swap agreements whereby we agree to pay over the life of the swaps a fixed interest rate payment on a notional amount and in exchange we receive a floating rate payment calculated on the same amount over the same time period. The fixed interest rates are dependent upon market levels at the time the swaps are consummated. The floating interest rates are generally based on the monthly LIBOR rate and rates are typically reset on a monthly basis, which is intended to coincide with the pricing adjustments on our revolving credit facility. As of December 30, 2001, we had in effect $20.0 million in swaps at an average fixed rate of 5.6%, $10.0 million of which matures in January 2004 and $10.0 million of which matures in January 2006.

Note Regarding Forward-Looking Information

Some of the statements we make in this report are forward-looking. Forward-looking statements are generally identifiable by the use of the words "anticipate," "will," "believe," "estimate," "expect," "plan," "intend," "seek" or similar expressions. These forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief, plans or expectations including, but not limited to, the discussions of our operating and growth strategy, projections of revenue, income or loss, information regarding future restaurant openings and capital expenditures, statements concerning potential increases in food and other operating costs, our development, expansion and franchising plans. These forward-looking statements may be affected by certain risks and uncertainties, including, but not limited to, the ability to locate acceptable restaurant sites, open new restaurants, and operate such restaurants profitably; the ability to hire, train, and retain skilled management and other personnel; the ability to obtain adequate financing on acceptable terms; changes in consumer tastes, demographic trends, and national, regional and local economic conditions; changes in costs relating to food, commodities, labor, employee benefits and similar items; and the other risks described in our Annual Report and on Form 10-K as filed with the Securities and Exchange Commission under the caption "Risk Factors" and in our other filings with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking statements included herein, you should not regard the inclusion of such information as a representation by us that our objectives and plans will be achieved and our actual results could differ materially from such forward-looking statements. We do not undertake any obligation to publicly release any revisions to the forward-looking statements contained herein to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

The Board of Directors and Shareholders
O'Charley's Inc.
Nashville, Tennessee:

We have audited the consolidated balance sheets of O'Charley's Inc. and subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O'Charley's Inc. and subsidiaries as of December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Nashville, Tennessee
February 7, 2002

(dollars in thousands)	**December 30, 2001**	December 31, 2000
ASSETS		
Current Assets:		
Cash	**$ 6,369**	$ 2,552
Accounts receivable, less allowance for doubtful accounts of $153 in 2001 and $144 in 2000	**4,348**	3,636
Inventories	**18,288**	12,605
Deferred income taxes	**3,914**	1,292
Short-term notes receivable	**2,025**	–
Other current assets	**1,611**	1,393
Total current assets	**36,555**	21,478
Property and Equipment, net	**330,553**	274,271
Other Assets	**16,322**	15,269
	$ 383,430	$ 311,018
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 11,334**	$ 12,639
Accrued payroll and related expenses	**10,789**	7,780
Accrued expenses	**9,490**	6,216
Deferred revenue	**4,974**	3,336
Federal, state and local taxes	**7,266**	4,118
Current portion of long-term debt and capitalized leases	**7,924**	7,574
Total current liabilities	**51,777**	41,663
Long-Term Debt, net of current portion	**89,181**	92,306
Capitalized Lease Obligations, net of current portion	**24,824**	22,364
Deferred Income Taxes	**9,576**	8,431
Other Liabilities	**3,870**	2,764
Shareholders' Equity:		
Common stock—No par value; authorized, 50,000,000 shares; issued and outstanding, 18,392,554 in 2001 and 15,703,600 in 2000	**110,636**	67,207
Accumulated other comprehensive loss, net of tax	**(490)**	(220)
Retained earnings	**94,056**	76,503
Total shareholders' equity	**204,202**	143,490
	$ 383,430	$ 311,018

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS • O'CHARLEY'S

(in thousands, except per share data)	Year Ended December 30, 2001	December 31, 2000	December 26, 1999
Revenues:			
Restaurant sales	**$ 440,875**	$ 373,700	$ 299,014
Commissary sales	**4,056**	3,562	3,191
	444,931	377,262	302,205
Costs and Expenses:			
Cost of restaurant sales:			
Cost of food, beverage and supplies	**143,422**	121,859	99,736
Payroll and benefits	**138,009**	115,029	90,625
Restaurant operating costs	**62,428**	52,439	42,460
Cost of commissary sales	**3,808**	3,341	3,013
Advertising, general and administrative expenses	**29,979**	24,480	19,235
Depreciation and amortization	**22,135**	18,202	14,060
Asset impairment and exit costs	**5,798**	–	–
Preopening costs	**5,654**	4,705	4,037
	411,233	340,055	273,166
Income from Operations	**33,698**	37,207	29,039
Other (Income) Expense:			
Interest expense, net	**6,610**	7,398	4,174
Other, net	**189**	24	82
	6,799	7,422	4,256
Earnings Before Income Taxes and Cumulative Effect of Change in Accounting Principle	**26,899**	29,785	24,783
Income Taxes	**9,347**	10,425	8,674
Earnings Before Cumulative Effect of Change in Accounting Principle	**17,552**	19,360	16,109
Cumulative Effect of Change in Accounting Principle, net of tax	–	–	(1,348)
Net Earnings	**$ 17,552**	$ 19,360	$ 14,761
Basic Earnings Per Common Share Before Cumulative Effect of Change in Accounting Principle	**$ 0.99**	$ 1.24	$ 1.04
Cumulative Effect of Change in Accounting Principle, net of tax	–	–	(0.09)
Basic Earnings Per Common Share	**$ 0.99**	$ 1.24	$ 0.95
Diluted Earnings Per Common Share Before Cumulative Effect of Change in Accounting Principle	**$ 0.93**	$ 1.17	$ 0.97
Cumulative Effect of Change in Accounting Principle, net of tax	–	–	(0.08)
Diluted Earnings Per Common Share	**$ 0.93**	$ 1.17	$ 0.89

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME • O'CHARLEY'S

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss, net	Retained Earnings	Total
Balance, December 27, 1998	15,394	$ 65,986	$ 509	$ (103)	$ 42,382	$ 108,774
Comprehensive income:						
1999 net earnings	–	–	–	–	14,761	14,761
Change in unrealized loss on available for sale securities, net of tax	–	–	–	(83)	–	(83)
Total comprehensive income						14,678
Repurchase of common stock	(245)	(2,637)	(509)	–	–	(3,146)
Exercise of employee stock options including tax benefits	328	2,124	–	–	–	2,124
Shares issued under CHUX Ownership Plan	25	259	–	–	–	259
Balance, December 26, 1999	15,502	65,732	–	(186)	57,143	122,689
Comprehensive income:						
2000 net earnings	–	–	–	–	19,360	19,360
Change in unrealized loss on available for sale securities, net of tax	–	–	–	(34)	–	(34)
Total comprehensive income						19,326
Repurchase of common stock	(52)	(584)	–	–	–	(584)
Exercise of employee stock options including tax benefits	196	1,436	–	–	–	1,436
Shares issued under CHUX Ownership Plan	58	623	–	–	–	623
Balance, December 31, 2000	15,704	67,207	–	(220)	76,503	143,490
Comprehensive income:						
2001 net earnings	–	–	–	–	17,552	17,552
Change in unrealized loss on available for sale securities, net of tax	–	–	–	220	–	220
Market value of derivatives, net of tax	–	–	–	(490)	–	(490)
Total comprehensive income						17,282
Repurchase of common stock	(286)	(5,153)	–	–	–	(5,153)
Sale of common stock	2,300	41,744	–	–	–	41,744
Exercise of employee stock options including tax benefits	593	5,619	–	–	–	5,619
Shares issued under CHUX Ownership Plan	82	1,219	–	–	–	1,219
Balance, December 30, 2001	**18,393**	**$110,636**	**$ –**	**$ (490)**	**$ 94,056**	**$ 204,202**

See notes to the consolidated financial statements.

(in thousands)	Year Ended December 30, 2001	December 31, 2000	December 26, 1999
Cash Flows from Operating Activities:			
Net earnings	**$ 17,552**	$ 19,360	$ 14,761
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	**–**	–	1,348
Depreciation and amortization – property and equipment and goodwill	**22,135**	18,202	14,060
Amortization of debt issuance costs	**237**	139	122
Deferred income taxes	**(1,336)**	2,052	1,729
Loss on the sale and involuntary conversion of assets	**104**	10	86
Asset impairment and exit costs	**5,798**	–	–
Changes in assets and liabilities, excluding the effects of the Stoney River acquisition:			
Accounts receivable	**(712)**	(1,441)	176
Inventories	**(5,683)**	(3,684)	(1,747)
Other current assets and short term notes receivable	**(2,243)**	(614)	2
Accounts payable	**(1,305)**	3,321	2,377
Deferred revenue	**1,638**	762	571
Accrued payroll and other accrued expenses	**8,707**	1,535	3,297
Tax benefit derived from exercise of stock options	**1,816**	368	723
Net cash provided by operating activities	**46,708**	40,010	37,505
Cash Flows from Investing Activities:			
Additions to property and equipment	**(73,467)**	(56,796)	(49,880)
Acquisition of company, net of cash acquired	**–**	(15,849)	–
Proceeds from the sale and involuntary conversion of assets	**1,355**	293	35
Other, net	**(860)**	56	532
Net cash used by investing activities	**(72,972)**	(72,296)	(49,313)
Cash Flows from Financing Activities:			
Proceeds from long-term debt	**38,700**	38,000	19,000
Payments on long-term debt and capitalized lease obligations	**(49,573)**	(7,099)	(5,596)
Debt issuance costs	**(659)**	(348)	–
Net proceeds from sale of common stock	**41,744**	–	–
Exercise of employee incentive stock options and issuances under stock purchase plan	**5,022**	1,691	1,660
Repurchase of common stock	**(5,153)**	(584)	(3,146)
Net cash provided by financing activities	**30,081**	31,660	11,918
Increase (decrease) in cash	**3,817**	(626)	110
Cash at beginning of the period	**2,552**	3,178	3,068
Cash at end of the period	**$ 6,369**	$ 2,552	$ 3,178

See notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

O'Charley's, Inc. (the "Company") owns and operates 161 (at December 30, 2001) full-service restaurant facilities in 14 southeastern and midwestern states under the trade name of "O'Charley's" and three full-service restaurant facilities under the trade name of "Stoney River Legendary Steaks." The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company's fiscal year ends on the last Sunday in December. Fiscal 2001 was comprised of 52 weeks, which ended December 30, 2001. Fiscal 2000 was comprised of 53 weeks, which ended December 31, 2000. Fiscal year 1999 was comprised of 52 weeks, which ended December 26, 1999.

Cash Equivalents. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Inventories are valued at the lower of cost (first-in, first-out method) or market and consist primarily of food, beverages and supplies.

Preopening Costs represent costs incurred prior to a restaurant opening. The Company adopted SOP 98-5, "Reporting the Costs of Start-Up Activity," in the first quarter of 1999. SOP 98-5 requires that costs incurred during a start-up activity (including organization costs) be expensed as incurred. Prior to the adoption of SOP 98-5, preopening costs were capitalized and amortized over one year. Accordingly, the Company now expenses preopening costs in the period incurred, and recognized in 1999, as a cumulative effect of a change in accounting principle, a charge equal to the after-tax effect of the unamortized preopening costs recorded on the accompanying consolidated balance sheet at December 27, 1998.

Investments. The Company owns certain marketable securities that are accounted for in accordance with Statement of Financial Accounting Standards No. 115. "Accounting for Certain Debt and Equity Securities." Marketable securities are classified as available for sale securities and are carried at fair value, with the unrealized gains and losses recorded in a separate component of shareholders' equity, net of tax unless there is a decline in value which is considered to be other than temporary, in which case the cost of such security is written down to fair value and the amount of the write down is reflected in earnings. At December 30, 2001, the fair value and cost of such securities was $256,000.

Property and Equipment are stated at cost and depreciated on a straight-line method over the following estimated useful lives: buildings and improvements – 30 years; furniture, fixtures and equipment – 3 to 10 years. Leasehold improvements are amortized over the lesser of the asset's estimated useful life or the expected lease term. Equipment under capitalized leases is amortized to its expected value to the Company at the end of the lease term. Gains or losses are recognized upon the disposal of property and equipment, and the asset and related accumulated depreciation and amortization are removed from the accounts. Maintenance, repairs and betterments that do not enhance the value of or increase the life of the assets are expensed as incurred.

Excess of Cost Over Fair Value of Net Assets Acquired (goodwill), which is included in other assets, is amortized over 20 years using the straight-line method. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the asset balance over its remaining useful life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of asset impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate commensurate with the risks associated with the acquired entity. The assessment of the recoverability of the asset will be impacted if estimated future operating cash flows are not achieved. The treatment of this asset will change beginning in 2002. See "Accounting Changes and Recent Accounting Pronouncements."

Impairment of Long-Lived Assets. Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. See "Accounting Changes and Recent Accounting Pronouncements."

Revenues consist of restaurant sales and to a lesser extent commissary sales. Restaurant sales include food and beverage sales and are net of applicable state and local sales taxes. Restaurant sales are recognized upon delivery of services. Proceeds from the sale of gift certificates are deferred and recognized as revenue as such gift certificates are redeemed. Commissary sales represent sales to outside parties consisting primarily of sales of O'Charley's branded food items, primarily salad dressings, to retail grocery chains, mass merchandisers and wholesale clubs. Commissary sales are recognized when delivery occurs, the revenue amount is determinable and when collection is reasonably assured.

Advertising Costs. The Company expenses advertising costs as incurred, except for certain advertising production costs that are expensed the first time the advertising takes place. Advertising expense for fiscal years 2001, 2000, and 1999 totaled $13.3 million, $9.5 million, and $8.2 million, respectively.

Income Taxes are accounted for in accordance with the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the period that includes the enactment date.

Stock Option Plan. The Company accounts for its stock option plans in accordance with Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, FAS 123 also allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in FAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of FAS 123.

Per Share Data. Basic earnings per common share have been computed by dividing net earnings by the weighted average number of common shares outstanding during each year presented. Diluted earnings per common share have been computed by dividing net earnings by the weighted average number of common shares outstanding plus the dilutive effect of options outstanding during the applicable periods.

Stock Repurchase. Under Tennessee law, when a corporation purchases its common stock in the open market, such repurchased shares become authorized but unissued. The Company reflects the purchase price of any such repurchased shares as a reduction of additional paid-in capital and common stock.

Fair Value of Financial Instruments. Statement of Financial Accounting Standards No. 107 ("FAS 107"), "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair values of most on-and-off balance sheet financial instruments for which it is practicable to estimate that value. The scope of FAS 107 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations, lease contracts, and all nonfinancial instruments such as land, buildings, and equipment. The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of December 30, 2001. Book value approximates fair value for substantially all of the Company's assets and liabilities that fall under the scope of FAS 107.

Derivative Instruments and Hedging Activities. All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the variability of cash flows to be paid related to a recognized liability. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. The Company also determines how ineffectiveness will be measured. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. If it is determined that a derivative is ineffective as a hedge, the Company discontinues hedge accounting prospectively.

For the year ended December 30, 2001, the Company entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. These agreements were designated as cash flow hedges. For interest rate swaps, the differential to be paid or received is accrued and recognized in interest expense and may change as market interest rates change. If the swaps were to be terminated prior to their maturity, the gain or loss would be recognized over the remaining original life of the swap if the item hedged remained outstanding, or immediately, if the item hedged did not remain outstanding.

Comprehensive Income. Statement of Financial Accounting Standards No. 130 ("FAS 130"), "Reporting Comprehensive Income," establishes rules for the reporting of comprehensive income and its components. Comprehensive income, presented in the Consolidated Statement of Shareholders' Equity and Comprehensive Income, consists of net income and unrealized gains (losses) on available for sale securities and interest rate swaps. Other comprehensive loss, net of tax, for 2001 was $270,000. The other comprehensive loss is comprised of an unrealized loss on derivative financial instruments of $490,000, net of tax, offset by the effect of a loss of $220,000, net of tax, recognized in earnings related to available for sale securities.

Operating Segments. Due to similar economic characteristics, as well as a single type of product, production process, distribution system and type of customer, the Company reports the operations of its two concepts on an aggregated basis and does not separately report segment information. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue. As a result, separate segment information is not disclosed.

Use of Estimates. Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

Accounting Changes and Recent Accounting Pronouncements. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria which intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

The Company adopted the provisions of SFAS No. 141 on July 1, 2001, except with regard to business combinations initiated prior to July 1, 2001. SFAS No. 142 must be adopted by the Company effective December 31, 2001. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continue to be amortized prior to the adoption of SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statement of earnings.

As of the date of adoption, the Company had unamortized goodwill in the amount of $10.0 million, which will be subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was $544,000 for the year ended December 30, 2001. Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, the Company has not completed its analysis and, therefore, is currently unable to reasonably estimate the impact of adopting these Statements on the Company's consolidated financial statements, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The Company is required to adopt SFAS No. 144 in the first quarter of 2002, and plans to adopt its provisions for the quarter ending April 21, 2002. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Company's consolidated financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of the Statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 144 will have on the Company's consolidated financial statements.

2. Acquisition

On May 26, 2000, the Company purchased two existing Stoney River Legendary Steaks restaurants and all associated trademarks and intellectual property for approximately $15.8 million in cash. In addition, the transaction includes an earn-out provision pursuant to which the sellers may receive up to $1.25 million at the end of 2002, $1.25 million at the end of 2003, and $2.5 million at the end of 2004. The potential earn-out is based on the Stoney River concept achieving certain performance thresholds (income before taxes and preopening costs) for such year. The transaction was accounted for using the purchase method of accounting and, accordingly, the results of operations of Stoney River have been included in the Company's consolidated financial statements from the date of acquisition. The Stoney River concept is being operated as a wholly owned subsidiary of the Company. Through December 30, 2001, goodwill resulting from the acquisition was being amortized on a straight-line basis over 20 years. The allocation of the purchase price to the acquired net assets is as follows (in thousands):

Estimated fair value of assets acquired	$ 5,166
Purchase price in excess of the net assets acquired (goodwill)	10,701
Non-compete agreements	119
Estimated fair value of liabilities assumed	(131)
Cash paid	15,855
Less cash acquired	(6)
Net cash paid for acquisition	$ 15,849

The following unaudited proforma condensed results of operations give effect to the acquisition of Stoney River Legendary Steaks as if such transaction had occurred at December 28, 1998:

	Fiscal Year	
(in thousands, except per share data)	2000	1999
Total revenues	$381,108	$311,233
Earnings before income taxes	$ 28,930	$ 23,577
Net earnings	$ 18,804	$ 13,977
Basic earnings per share	$ 1.21	$ 0.90
Basic weighted average common shares outstanding	15,584	15,461
Diluted earnings per share	$ 1.14	$ 0.84
Diluted weighted average common shares outstanding	16,525	16,656

The foregoing unaudited proforma amounts are based upon certain assumptions and estimates, including, but not limited to the recognition of interest expense on debt incurred to finance the acquisition and amortization of goodwill over 20 years. The unaudited proforma amounts do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

3. Property and Equipment

Property and equipment consist of the following at year-end:

(in thousands)	**2001**	2000
Land and improvements	**$ 81,275**	$ 64,126
Buildings and improvements	**133,108**	98,296
Furniture, fixtures and equipment	**88,514**	68,852
Leasehold improvements	**73,074**	67,979
Equipment under capitalized leases	**47,866**	45,814
Property leased to others	**1,140**	2,061
	424,977	347,128
Less accumulated depreciation and amortization	**(94,424)**	(72,857)
	$330,553	$274,271

Depreciation and amortization of property and equipment was $21.6 million, $17.9 million, and $14.0 million for the years ended December 30, 2001, December 31, 2000, and December 26, 1999, respectively.

4. Other Assets

Other assets consist of the following at year-end:

(in thousands)	**2001**	2000
Excess of cost over fair value of net assets acquired (goodwill), net of accumulated amortization of $1,010 in 2001 and $466 in 2000	**$ 10,013**	$ 10,418
Cash surrender value of life insurance, deferred compensation	**2,588**	2,351
Marketable securities available for sale	**256**	279
Notes receivable	**1,176**	867
Other assets	**2,289**	1,354
	$ 16,322	$ 15,269

Amortization of goodwill was $544,000, $335,000, and $16,000 for the years ended December 30, 2001, December 31, 2000, and December 26, 1999, respectively.

5. Accrued Expenses

Accrued expenses include the following at year-end:

(in thousands)	**2001**	2000
Insurance expenses	**$ 4,058**	$ 2,832
Employee benefits	**1,969**	1,658
Other accrued expenses	**3,463**	1,726
	$ 9,490	$ 6,216

6. Long-Term Debt

Long-term debt consists of the following at year-end:

(in thousands)	**2001**	2000
Revolving line of credit	**$ 89,000**	$ 92,000
Secured mortgage note payable	**196**	210
Installment note payable	**110**	232
	89,306	92,442
Less current portion of long-term debt	**(125)**	(136)
Long-term debt, net of current portion	**$ 89,181**	$ 92,306

On January 31, 2000, the Company entered into an amended and restated revolving credit agreement (the "Third Amendment") which increased its unsecured line of credit facility to $135.0 million from $100.0 million. However, the maximum borrowing capacity of the credit facility is reduced by amounts outstanding pursuant to the Company's synthetic lease facility (see Note 7). The Third Amendment requires monthly interest payments at a floating rate based on the bank's prime rate plus or minus a certain percentage spread or the LIBOR rate plus a certain percentage spread. The interest rate spread on the facility is based on certain financial ratios achieved by the Company and is recomputed quarterly. At December 30, 2001, the $89.0 million outstanding balance carried interest rates from 2.7% to 4.3%. The Third Amendment also extended the maturity date of the facility to May 31, 2003 and allows the facility to be extended annually by one year at the participating banks' option. The Third Amendment also requires the Company to meet certain financial and other covenants, including restrictions on the incurrence of indebtedness, the sale of assets, mergers and dividend payments. On July 9, 2001, the Company entered into an amendment to its revolving credit agreement that extended the maturity date of the facility from May 31, 2003 to October 5, 2006. The other terms and conditions of the credit facility were not changed. The Company is required to pay commitment fees on the $135 million revolving line of credit. The commitment fees in 2001 ranged from 0.125% to 0.15% depending upon the Company's performance in meeting certain financial and other covenants. The total amount paid in 2001 for commitment fees was approximately $188,000.

The secured mortgage note payable at December 30, 2001, bears interest at 10.5% and is payable in monthly installments, including interest, through June 2010. This debt is collateralized by land and buildings having a depreciated cost of approximately $987,000 at December 30, 2001.

The installment note payable at December 30, 2001, bears interest at 8.6% and are payable in monthly installments, including interest, through October 2002. The installment note payable of $110,000 is secured by an airplane with a depreciated cost of approximately $928,000 at December 30, 2001. This note was paid in full in February, 2002.

The annual maturities of long-term debt as of December 30, 2001, are: $125,000-2002; $17,000-2003; $18,000-2004; $21,000-2005; $89.0 million-2006; and $102,000 thereafter.

7. Lease Commitments

The Company has various leases for certain restaurant land and buildings under operating lease agreements. Under these leases, the Company pays taxes, insurance and maintenance costs in addition to the lease payments. Certain leases also provide for additional contingent rentals based on a percentage of sales in excess of a minimum rent. The Company leases certain equipment and fixtures under capital lease agreements having lease terms from five to seven years. The Company expects to exercise its options under these agreements to purchase the equipment in accordance with the provisions of the lease agreements.

The Company has a $25.0 million synthetic lease facility which matures in October 2006. The Company will act as construction agent for the lessor for certain of the properties. A separate operating lease agreement will be entered into for each property upon acquisition or construction completion providing for a term ending in October 2006. Monthly rental payments for each property lease will be based on the total costs advanced by the lessor for such property and a floating rate based on the bank's prime rate minus a certain percentage spread or the LIBOR rate plus a certain percentage spread. The lease facility requires the Company to meet certain financial and other covenants similar to the covenants and restrictions contained in the revolving credit facility. The costs accumulated by the lessor under the synthetic lease facility reduce the maximum borrowing capacity under the Company's revolving credit facility as described in Note 6 to the consolidated financial statements.

Upon the expiration of the lease term, the Company may seek to renew the facility. Any renewal of the facility requires the lessor's consent. If the Company is unable to or chooses not to renew the facility, the Company has the option to sell the properties to third parties on behalf of the lessor, surrender the properties to the lessor or purchase the properties at their original cost. If the properties are sold by the Company to third parties for less than their aggregate original cost, the Company is obligated, under a residual value guarantee, to pay the lessor an amount equal to the shortfall, not to exceed 85% of the aggregate original cost of the properties. To the extent the aggregate sales proceeds exceed the aggregate original cost of the properties, the lessor will remit to the Company such excess. If the Company surrenders the properties to the lessor, the Company is obligated, under its residual value guarantee, to pay the lessor an amount equal to 85% of the aggregate original cost of such properties (but if the lessor later sells such properties to third parties, the lessor must remit the sales proceeds to the Company to the extent the sale proceeds, plus the amount of the Company's residual value payment, exceeds the aggregate original cost of the properties). There can be no assurance that the Company will be able to renew the leases or sell the properties to third parties.

The Company currently is not leasing any assets under the synthetic lease facility. The Company is currently evaluating whether it will utilize the synthetic lease facility in the future.

As of December 30, 2001, approximately $34.6 million net book value of the Company's property and equipment is under capitalized lease obligations. Interest rates on capitalized lease obligations range from 5.3% to 7.5%.

Future minimum lease payments at December 30, 2001, are as follows:

(in thousands)	Capitalized Equipment Leases	Operating Leases
2002	$ 9,626	$ 7,060
2003	7,724	6,880
2004	7,246	6,568
2005	7,313	6,341
2006	4,179	6,501
Thereafter	1,611	44,095
Total minimum rentals	$ 37,699	$ 77,445
Less amount representing interest	(5,076)	
Net minimum lease payments	$ 32,623	
Less current maturities	(7,799)	
Capitalized lease obligations, net of current portion	$ 24,824	

Rent expense for the fiscal years ending in December for operating leases is as follows:

(in thousands)	**2001**	2000	1999
Minimum rentals	**$ 7,429**	$ 6,272	$ 5,224
Contingent rentals	**602**	614	656
	$ 8,031	$ 6,886	$ 5,880

8. Derivative Instruments and Hedging Activities

The Company uses variable-rate debt to help finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management periodically enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed-rate cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. The swaps have been designated as cash flow hedges.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income, net of tax. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged debt obligation in the same period in which the related interest affects earnings.

As of December 30, 2001, the Company had in effect $20.0 million in swaps at an average fixed rate of 5.6%, $10.0 million of which matures in January 2004 and $10.0 million of which matures in January 2006. As of December 30, 2001, $490,000 of deferred losses, net of tax, on the swaps were included in accumulated other comprehensive income. The Company had no derivative instruments at December 31, 2000.

9. Income Taxes

The total income tax expense (benefit) for each respective fiscal year is as follows:

(in thousands)	**2001**	2000	1999
Earnings before cumulative effect of accounting change	**$ 9,347**	$ 10,425	$ 8,674
Tax effect of cumulative effect of accounting change	–	–	(726)
Shareholders' equity, tax benefit on market value loss on derivative instruments	**(260)**	–	–
Shareholders' equity, tax benefit derived from non-statutory stock options exercised	**(1,816)**	(387)	(768)
	$ 7,271	$ 10,038	$ 7,180

Income tax expense related to earnings before cumulative effect of accounting change for each respective fiscal year is as follows:

(in thousands)	**2001**	2000	1999
Current	**$ 10,683**	$ 8,373	$ 6,945
Deferred	**(1,336)**	2,052	1,729
	$ 9,347	$ 10,425	$ 8,674

Income tax expense (benefit) attributable to earnings differs from the amounts computed by applying the applicable U.S. federal income tax rate to pretax earnings from operations as a result of the following:

	2001	2000	1999
Federal statutory rate	**35.0%**	35.0%	35.0%
Increase (decrease) in taxes due to:			
State income taxes, net of federal tax benefit	**3.2**	3.0	3.1
Tax credits and other	**(3.4)**	(3.0)	(3.1)
	34.8%	35.0%	35.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at each of the respective fiscal year ends are as follows:

(in thousands)	**2001**	2000	1999
Deferred tax assets:			
Accrued expenses, principally due to accruals for workers' compensation, employee health and retirement benefits	**$ 2,606**	$ 1,684	$ 1,433
Asset impairment and exit cost	**2,242**	–	–
Other	**251**	219	204
Total gross deferred tax assets	**5,099**	1,903	1,637
Deferred tax liabilities:			
Property and equipment, principally due to differences in depreciation and capitalized lease amortization	**10,658**	9,005	6,742
Other	**103**	37	–
Total gross deferred tax liabilities	**10,761**	9,042	6,742
Net deferred tax liability	**$ 5,662**	$ 7,139	$ 5,105

The net deferred tax liability (asset) at fiscal year-end is recorded as follows:

(in thousands)	**2001**	2000	1999
Deferred income taxes, long-term liability	**$ 9,576**	$ 8,431	$ 6,243
Deferred income taxes, current asset	**(3,914)**	(1,292)	(1,138)
	$ 5,662	$ 7,139	$ 5,105

Based on the Company's history of taxable income and management's projections of future taxable income, the Company believes it is more likely than not that all of the deferred tax assets will be realized; thus, no valuation allowance is recorded.

10. Shareholders' Equity

On September 2, 1998, the Board of Directors of the Company approved the repurchase of up to 750,000 shares of the Company's common stock. As of December 30, 2001, approximately 598,000 shares have been repurchased.

The Company's charter authorizes 100,000 shares of preferred stock of which the Board of Directors may, without shareholder approval, issue with voting or conversion rights upon the occurrence of certain events. At December 30, 2001, no preferred shares had been issued.

On December 8, 2000, the Company's Board of Directors adopted a Shareholders' Rights Plan (the "Rights Plan") to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics by third parties. Pursuant to the Rights Plan, a dividend of one Right for each share of outstanding share of the Company's Common Stock was issued to shareholders of record on December 27, 2000. Under certain conditions, each Right may be exercised to purchase one-thousandth of a share of a new Series A Junior Preferred Stock at an exercise price of $80 per Right. Each Right will become exercisable following the tenth day after a person's or group's acquisition of, or commencement of a tender exchange offer for 18% or more of the Company's Common Stock. If a person or group acquires 18% or more of the Company's Common Stock, each right will entitle its holder (other than the person or group whose action has triggered the exercisability of the Rights) to purchase common stock of either O'Charley's Inc. or the acquiring company (depending on the form of the transaction) having a value of twice the exercise price of the Rights. The Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of the Company's assets or earning power. The Rights may be redeemed prior to becoming exercisable, subject to approval by the Company's Board of Directors, for $0.001 per Right. The Rights expire on December 8, 2010. The Company has reserved 50,000 shares of Series A Junior Preferred Stock for issuance upon exercise of the Rights.

11. Earnings Per Share

The following is a reconciliation of the weighted average shares used in the calculation of basic and diluted earnings per share:

(in thousands)	**2001**	2000	1999
Weighted average shares outstanding - basic	**17,772**	15,584	15,461
Incremental stock option shares outstanding	**1,101**	941	1,195
Weighted average shares outstanding - diluted	**18,873**	16,525	16,656

During the first quarter of 2002, the Company issued options to purchase 206,000 shares of common stock at an exercise price of $21.17 per share. For the fiscal years 2001, 2000, and 1999, the number of anti-dilutive shares excluded from the weighted average shares calculation were approximately 73,000, 1,016,000, and 646,300, respectively.

12. Stock Option and Purchase Plans

The Company has various incentive stock option plans that provide for the grant of both statutory and nonstatutory stock options to officers, key employees, nonemployee directors and consultants of the Company. The Company has reserved 5,963,768 shares of common stock for issuance pursuant to these plans. Options are granted at 100% of the fair market value of common stock on the date of the grant, expire ten years from the date of the grant and are exercisable at various times as previously determined by the Board of Directors. The Company adopted the O'Charley's 2000 Stock Incentive Plan (the "2000 Plan") in May 2000. The Company has reserved 3,000,000 shares of common stock for issuance pursuant to the 2000 Plan. At December 30, 2001, options to purchase 624,850 shares of common stock were outstanding under the 2000 Plan. Following adoption of the 2000 Plan, no additional options may be granted pursuant to previously adopted stock option plans. At December 30, 2001, options to purchase 2,973,368 shares of common stock were outstanding under those previously adopted plans. The Company applies APB Opinion No. 25 in accounting for its plan; and, accordingly, no compensation cost has been recognized.

A summary of stock option activity during the past three years is as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance at December 27, 1998	3,148,926	$ 6.98
Granted	980,550	15.16
Exercised	(328,438)	4.53
Forfeited	(121,143)	12.33
Balance at December 26, 1999	3,679,895	9.21
Granted	544,400	12.50
Exercised	(195,884)	5.69
Forfeited	(177,539)	13.08
Balance at December 31, 2000	3,850,872	9.67
Granted	514,550	17.84
Exercised	(593,285)	6.64
Forfeited	(173,919)	14.49
Balance at December 30, 2001	**3,598,218**	**$ 11.11**

At the end of 2001, 2000 and 1999, the number of options exercisable was approximately 2,267,000, 2,362,000 and 2,038,000, respectively, and the weighted average exercise price of those options was $8.82, $7.48 and $6.28, respectively.

The following table summarizes information about stock options outstanding at December 30, 2001.

	Options Outstanding			Options Exercisable	
Exercise Price	Number	Weighted-Avg. Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 1.00 to 4.99	137,325	0.7 years	$ 3.57	137,325	$ 3.57
5.00 to 5.99	777,727	1.8	5.61	777,727	5.61
6.00 to 7.99	343,814	3.1	7.53	341,109	7.53
8.00 to 10.99	339,912	4.6	8.95	305,958	8.88
11.00 to 13.99	670,962	7.1	12.18	298,611	12.16
14.00 to 15.99	866,128	7.2	15.08	372,896	15.08
16.00 to 18.99	462,350	9.1	17.84	33,750	18.06
$ 1.00 to 18.99	3,598,218	5.4 years	$ 11.11	2,267,376	$ 8.82

The Company has established the CHUX Ownership Plan for the purpose of providing an opportunity for eligible employees of the Company to become shareholders in O'Charley's. The Company has reserved 675,000 common shares for this plan. The CHUX Ownership Plan is intended to be an employee stock purchase plan, which qualifies for favorable tax treatment under Section 423 of the Internal Revenue Code. The Plan allows participants to purchase common shares at 85% of the lower of 1) the closing market price per share of the Company's Common Stock on the last trading date of the plan period or 2) the average of the closing market price of the Company's Common Stock on the first and the last trading day of the plan period. Contributions of up to 15% of base salary are made by each participant through payroll deductions. As of December 30, 2001, 287,895 shares have been issued under this plan.

If compensation cost for these plans had been determined consistent with FAS Statement No. 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts:

(in thousands, except per share data)	**2001**	2000	1999
Net Earnings:			
As reported	**$ 17,552**	$ 19,360	$ 14,761
Pro forma, as adjusted under FAS 123	**15,980**	17,749	13,391
Basic Earnings Per Common Share:			
As reported	**$ 0.99**	$ 1.24	$ 0.95
Pro forma, as adjusted under FAS 123	**0.89**	1.14	0.87
Diluted Earnings Per Common Share:			
As reported	**$ 0.93**	$ 1.17	$ 0.89
Pro forma, as adjusted under FAS 123	**0.84**	1.07	0.80

Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1996, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants in each respective fiscal year is as follows:

	2001	2000	1999
Risk-free investment interest	**5.5%**	5.6%	6.4%
Expected life in years	**6.1**	6.8	7.0
Expected volatility	**49.6%**	50.8%	51.5%
Fair value of options granted (per share)	**$ 9.78**	$ 7.32	$ 9.30

13. Employee Benefit Plans

The Company has a 401(k) salary reduction and profit-sharing plan called the CHUX Savings Plan (the "Plan"). Under the Plan, employees can make contributions up to 15% of their annual compensation. The Company contributes annually to the Plan an amount equal to 50% of employee contributions, subject to certain limitations. Additional contributions are made at the discretion of the Board of Directors. Company contributions vest at the rate of 20% each year beginning after the employee's initial year of employment. Company contributions were approximately $550,000 in 2001, $439,000 in 2000, and $356,000 in 1999.

The Company maintains a deferred compensation plan for a select group of management employees to provide supplemental retirement income benefits through deferrals of salary, bonus and deferral of contributions which cannot be made to the Company's 401(k) Plan due to Internal Revenue Code limitations. Participants in this plan can contribute, on a pre-tax basis, up to 50% of their base pay and 100% of their bonuses. The Company contributes annually to this plan an amount equal to a matching formula of each participant's deferrals. Company contributions were $248,000 in 2001, $214,000 in 2000, and $205,000 in 1999. The amount of the deferred compensation liability payable to the participants is recorded as "other liabilities" on the consolidated balance sheets.

14. Related-Party Transactions

At the beginning of 1999, the Company leased three of its restaurants from CWF Associates, Inc., an entity that was controlled by certain directors of the Company and the chief executive officer. During 1999, the Company terminated one of the leases for a fee of $116,000 paid to CWF Associates, Inc. During 2000, the Company purchased the remaining two leased properties for an aggregate of $1.9 million.

At the beginning of 1999, the Company leased the land and building of four of its restaurants from Two Mile Partners, a partnership whose partners were David K. Wachtel, Jr., who owned 75% and was the managing partner of the partnership and a former director and executive officer of the Company, and Gregory L. Burns, the Company's Chairman of the Board and Chief Executive Officer, who owns 25% of the partnership. During 2000, the Company terminated one of the leases. The three remaining leases were to expire at various times through 2007, with options to renew for a term of 10 years. Also refer to Note 17.

The aforementioned related-party transactions are reflected in the consolidated financial statements as follows:

(in thousands)	2001	2000	1999
Consolidated Statements of Operations			
Restaurant operating costs:			
Rent expense	**$ 330**	$ 448	$ 599
Contingent rentals	**160**	327	410

15. Consolidated Statements of Cash Flows

Supplemental disclosure of cash flow information is as follows:

(in thousands)	2001	2000	1999
Cash paid for interest	**$ 7,552**	$ 8,003	$ 4,154
Additions to capitalized lease obligations	**10,559**	10,871	9,787
Income taxes paid	**7,242**	10,203	5,254

16. Asset Impairment and Exit Costs

During the third quarter of 2001, management made the decision to close five stores at various specific dates over the next twelve months. This decision followed a review of historical and projected cash flows of the Company's stores in view of the difficult economic environment in which the Company is operating. As a result of this decision, the Company recognized a charge during the third quarter for asset impairment and exit costs totaling $5.8 million. This amount includes an asset impairment charge of approximately $5.0 million related to building, leasehold improvement and equipment write-downs, and an exit cost accrual of approximately $800,000 relating primarily to minimum property lease payments from the post-closure date to the projected sublease date, if applicable, otherwise to the end of the lease term. With respect to the asset impairment charge, fair value was determined by discounting projected cash flow for each location, which is the lowest level of identifiable cash flows largely independent of the cash flows of other groups of assets, over its remaining operating period, including the estimated proceeds from the disposition of such assets. The exit cost accrual is reflected in accrued expenses on the accompanying consolidated balance sheet at December 30, 2001. There had been no significant payments related to the exit costs as of December 30, 2001.

17. Commitments and Contingencies

In November 2000, the Company was sued by Two Mile Partners in the circuit court for Montgomery County, Tennessee. Two Mile Partners is a Tennessee general partnership whose partners were the late David K. Wachtel, Jr., who owned 75% and was the managing partner of the partnership and a former director and executive officer of the Company, and Gregory L. Burns, who owns 25% of the partnership and is Chairman of the Board and Chief Executive Officer of the Company. Prior to Mr. Wachtel's death in November 2001, all decisions regarding the prosecution of this suit by Two Mile Partners were made by Mr. Wachtel in his capacity as managing partner. In the complaint, Two Mile Partners sought $1.5 million in damages, plus interest, attorneys' fees and costs as a result of our alleged breach of a lease entered into in 1985 for a restaurant property owned by the partnership and located in Clarksville, Tennessee. Two Mile Partners alleged that the Company breached a continuous operation provision in the lease by vacating the property in July 2000 and opening another O'Charley's restaurant in Clarksville, Tennessee.

In January 2002, the Company entered into a comprehensive settlement agreement with Two Mile Partners settling all litigation and business matters between the Company and Two Mile Partners. As a result of the settlement, (i) the Company purchased restaurant properties located in Goodlettsville, Murfreesboro and Clarksville, Tennessee that were leased from Two Mile Partners for $1.7 million, $1.6 million and $1.0 million, respectively, (ii) the Company terminated a lease with Two Mile Partners for a restaurant property located in Bowling Green, Kentucky on which we formerly operated the Bowling Green restaurant and sold Two Mile Partners an adjoining parcel of property used for parking for a payment of $300,000, and (iii) Two Mile Partners dismissed with prejudice the litigation pending against the Company in consideration of a payment by the Company of $200,000. The $200,000 cash settlement has been accrued in the accompanying consolidated financial statements.

Mr. Burns recused himself from the discussions and considerations by the Company of any matters relating to the settlement. The Company believes that it terminated the Clarksville lease in accordance with its terms and denies the allegations contained in the complaint filed by Two Mile Partners. Nevertheless, a special committee of the Board of Directors comprised of disinterested directors approved the settlement and believed it was in the Company's best interest to settle the litigation to avoid the expense, uncertainty and distraction of this litigation.

The Company is also involved in various other legal actions incidental to its business. In the opinion of management, the ultimate outcome of these matters will not have a material impact on the Company's operating results, liquidity or financial position.



Left to right:

Front–John W. Stokes, Jr., Richard Reiss, Jr., Gregory L. Burns, Samuel H. Howard, Shirley A. Zeitlin

Middle–G. Nicholas Spiva, Dale Polley, Robert J. Walker

Back–Steven J. Hislop, H. Steve Tidwell

Board of Directors

Gregory L. Burns [3]
Chairman of the Board and
Chief Executive Officer
O'Charley's Inc.

Steven J. Hislop [3]
President and
Chief Operating Officer
O'Charley's Inc.

Samuel H. Howard [2]
Chairman
Phoenix Holdings, Inc.
an investment holding company

Dale Polley [2]
Retired
Former President & Vice Chairman
First American Corporation

Richard Reiss, Jr. [1,3]
Chairman
Georgica Advisors, LLC
a private investment
management firm

G. Nicholas Spiva [1]
President
Spiva-Hill Investments
a commercial real estate development company

John W. Stokes, Jr. [1]
Vice Chairman
Morgan Keegan & Company, Inc.
an investment banking firm

H. Steve Tidwell [3]
Chairman
SPFS, Inc.
a franchisee of Shoney's and
Captain D's restaurants

Robert J. Walker [3]
Partner
Walker, Bryant & Tipps
a law firm

Shirley A. Zeitlin [2]
President and Chief Executive Officer
Shirley Zeitlin & Co. Realtors
a real estate brokerage company

1 *Compensation Committee*
2 *Audit Committee*
3 *Executive Committee*

Left to right:
David Blackburn, Eddie Hall, Kurt Strang, Frank Biller, Guy Stanke





Left to right:
Steve Hislop, Greg Burns, Chad Fitzhugh

Left to right:
Front–Zeb Hastings, Susan Osterberg, Sonny Moore,
Back–Rich May, Dawn Boulanger, Paul Schramkowski, Carol Arrowood, Jim Gray, Susan Williams, David Simpson, Les Lockhart



Senior Management

Gregory L. Burns
Chairman of the Board and Chief Executive Officer

Steven J. Hislop
President and Chief Operating Officer

A. Chad Fitzhugh
Chief Financial Officer, Secretary and Treasurer

William E. Hall
Executive Vice President, Operations

Herman A. Moore, Jr.
Vice President, Commissary Operations

Susan M. Osterberg
Vice President, Human Resources and Development

Francis X. Biller
Regional Vice President, Operations

David R. Blackburn
Regional Vice President, Operations

Guy W. Stanke
Regional Vice President, Operations

W. Kurt Strang
Regional Director

Carol L. Arrowood
Director of Human Resources

Dawn T. Boulanger
Director of Marketing

James J. Gray
Director of Information Services

Edward C. "Zeb" Hastings
Director of Franchising

Lester E. Lockhart, Jr.
Director of Real Estate Development

Richard D. May
Director of Operations, Stoney River Legendary Steaks

Paul B. Schramkowski
Director of Product Development

David J. Simpson
Director of Construction

Susan S. Williams
Director of Training and Development

Home Office
O'Charley's Inc.
3038 Sidco Drive
Nashville, Tennessee 37204
(615) 256-8500

Transfer Agent
First Union National Bank
Shareholder Services
Two First Union Center
Charlotte, North Carolina 28288-1154
(704) 374-2064

Independent Auditors
KPMG LLP
Nashville, Tennessee

Form 10-K
The Form 10-K, including the financial statements and schedules thereto, for the year ended December 30, 2001, as well as other information about O'Charley's Inc., may be obtained without charge by writing to Mr. A. Chad Fitzhugh, Chief Financial Officer and Secretary, at the Company's home office.

Annual Meeting
9:00 a.m. CDT
May 9, 2002
O'Charley's Home Office
3038 Sidco Drive
Nashville, Tennessee 37204

Market and Dividend Information
The Company's common stock trades on The Nasdaq Stock Market (National Market) under the symbol "CHUX." As of December 30, 2001, there were approximately 3,200 shareholders of record of the Company's common stock.

The following table shows quarterly high and low closing prices for the common stock for the fiscal quarters of 2001 and 2000, as reported by Nasdaq.

2001	High	Low
First Quarter	$21.45	$15.38
Second Quarter	21.05	17.00
Third Quarter	19.54	14.25
Fourth Quarter	19.33	14.51

2000	High	Low
First Quarter	$13.50	$10.75
Second Quarter	16.75	11.56
Third Quarter	15.62	12.25
Fourth Quarter	18.07	10.75

The Company has never paid a dividend on its common stock. The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay any cash dividends in the foreseeable future.

Forbes 2001 BEST SMALL COMPANIES

O'Charley's®

O'CHARLEY'S INC.
3038 SIDCO DRIVE
NASHVILLE, TENNESSEE 37204
(615) 256-8500